Exhibit 2.1

Equity Purchase Agreement

by and among

Bensussen deutsch & associates, LLC,

ACCO BRANDS USA LLC,

ACCO BRANDS CORPORATION

and

Bensussen Deutsch HOLDINGS, INC.,
Jacob B. Deutsch
and
ERIC E. BENSUSSEN
(solely with respect to Section 5.11, Section 5.14 and Article IX)

Dated as of November 10, 2020

TABLE OF CONTENTS

Page

ARTICLE I Definitions and Terms
1.1	Certain Definitions	2
1.2	Other Terms	18
1.3	Other Definitional Provisions	18
ARTICLE II Purchase and Sale; Closing; Closing Deliveries
2.1	Purchase and Sale of Company Units and Directly Transferred Assets	19
2.2	Initial Consideration	20
2.3	Time and Place of Closing	21
2.4	Deliveries at Closing	21
2.5	Purchase Price Adjustment	22
2.6	Earn-Out Consideration	24
2.7	Withholding	27
ARTICLE III Representations and Warranties of Seller
3.1	Organization, Good Standing and Qualification	27
3.2	Company Units; The Company	28
3.3	Authorization	29
3.4	Governmental Filings; No Violations	29
3.5	Financial Statements	30
3.6	Absence of Certain Changes	31
3.7	Litigation	31
3.8	Employee Benefits and Employment	32
3.9	Compliance with Laws; Licenses	33
3.10	Material Contracts	35
3.11	Material Customers and Suppliers	37
3.12	Real Property	37
3.13	Environmental Matters	38
3.14	Taxes	38
3.15	Labor Matters	40
3.16	Intellectual Property	40
3.17	Related Party Transactions	43
3.18	Insurance	43
3.19	Products Liability	44

3.20	Title to and Sufficiency of Assets	44
3.21	CARES Act	44
3.22	Brokers and Finders	44
3.23	Reliance	44
ARTICLE IV Representations and Warranties of Buyer
4.1	Organization, Good Standing and Qualification	45
4.2	Authorization	45
4.3	Governmental Filings; No Violations	45
4.4	Litigation	46
4.5	Available Funds	46
4.6	Brokers and Finders	46
4.7	Unregistered Securities	46
4.8	R&W Insurance Policy	46
4.9	Access; Investigation; Reliance	46
ARTICLE V Covenants
5.1	Interim Operations of the Business	47
5.2	Filings; Other Actions; Notification	49
5.3	Access and Reports	51
5.4	Employment and Employee Benefits	51
5.5	Publicity	54
5.6	Tax Matters	54
5.7	Contribution	56
5.8	Transition Planning; Transition Services Agreement	56
5.9	Further Assurances	56
5.10	No Solicitation of Competing Proposals	57
5.11	Confidentiality	57
5.12	Acquired Business Financial Statements	58
5.13	Post-Closing Access.	59
5.14	Non-Solicit; Non-Compete.	60
5.15	Nonassignability of Directly Transferred Assets	62
ARTICLE VI Conditions
6.1	Conditions to Each Party’s Obligation to Consummate the Transactions	62
6.2	Conditions to Obligations of Buyer	62
6.3	Conditions to Obligations of Seller and the Company	63

ARTICLE VII Termination
7.1	Termination	64
7.2	Effect of Termination	64
ARTICLE VIII Survival; Indemnification
8.1	Survival	65
8.2	Indemnification by Seller	65
8.3	Indemnification by Buyer	66
8.4	Third Party Claim Procedures	66
8.5	Adjustments to Losses	68
8.6	Payments	69
8.7	Remedies	69
ARTICLE IX Miscellaneous and General
9.1	Amendment; Waiver	69
9.2	Expenses	69
9.3	Counterparts	69
9.4	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	70
9.5	Specific Performance	70
9.6	Notices	71
9.7	Entire Agreement	72
9.8	No Third Party Beneficiaries	73
9.9	Severability	73
9.10	Interpretation; Construction	73
9.11	Assignment	73
9.12	Fulfillment of Obligations	74
9.13	Waiver of Conflicts; Attorney-Client Privilege	74
9.14	Seller Parent Guarantee	74
9.15	Buyer Parent Guarantee	74

Exhibit A:	Form of Contribution and Assumption Agreement
Exhibit B:	Form of Transition Services Agreement
Exhibit C:	Form of Patent Assignment Agreement
Exhibit D:	Form of Trademark Assignment Agreement
Exhibit E:	Form of Copyright and Internet Domain Name Assignment Agreement

Annex A:	Earn-Out Calculation Principles
Annex B:	Illustrative Net Working Capital Calculation

Equity Purchase Agreement

This EQUITY PURCHASE AGREEMENT, dated as of November 10, 2020 (this “Agreement”), is made by and between Bensussen Deutsch & Associates, LLC, a Washington limited liability company (“Seller”), ACCO Brands USA LLC, a Delaware limited liability company (“Buyer”), ACCO Brands Corporation, a Delaware corporation (“Buyer Parent”), and, solely with respect to Section 5.11, Section 5.14 and Article IX, Bensussen Deutsch Holdings, Inc., a Washington corporation (“Seller Parent”), Jacob B. Deutsch (“Mr. Deutsch”) and Eric E. Bensussen (“Mr. Bensussen” and, together with Mr. Deutsch, the “Principals”). Seller, Buyer, Seller Parent and the Principals are collectively referred to as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Seller and its Subsidiaries are engaged in, among other things, the business of manufacturing and selling consumer electronics and video gaming accessories, including under first- and third-party licenses and directly under the POWERA, Lucid Sound, Fusion, MOGA, and other brands, which is often referred to as the Consumer Products Division of Seller (collectively, the “Business”);

WHEREAS, prior to the Closing, Seller and its Subsidiaries will effect the Contribution, after which the Business (other than certain administrative, accounting and other general, administrative and overhead services and the Directly Transferred Assets) will be conducted exclusively through Pioneer Newco, LLC, a newly formed, direct, wholly owned Subsidiary of Seller and a Delaware limited liability company (the “Company”);

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the issued and outstanding limited liability company units of the Company (the “Company Units”) following the Contribution on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Seller desires to transfer to designated Subsidiaries of Buyer, and Buyer desires to cause such designated Subsidiaries to purchase from Seller, all right, title and interest in and to the Directly Transferred Assets on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a material inducement to Buyer’s willingness to enter into this Agreement, each Principal, Seller Parent and Seller, by virtue of execution and delivery of this Agreement, have agreed to the restrictive covenants set forth in Section 5.14; and

WHEREAS, in connection with the execution and delivery of this Agreement, Mr. Bensussen has entered into an employment letter with the Company with respect to his employment after the Closing.

NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I

Definitions and Terms

1.1              Certain Definitions. As used in this Agreement, the following capitalized terms have the meanings set forth below:

“Accountant” shall have the meaning set forth in Section 2.5(b)(iii).

“Accounting Principles” shall mean GAAP, applied in accordance with the accounting methods, practices, principles, policies and procedures (including classifications, judgments and valuation and estimation methodologies) reflected in Accounting Principles of Seller, Version B, dated as of May 31, 2019.

“Acquired Business Financial Statements” shall have the meaning set forth in Section 5.12.

“Action” shall mean any civil, criminal or administrative action, suit, demand, claim, complaint, litigation, investigation, review, audit, formal proceeding, arbitration, hearing or other similar dispute.

“Additional Unaudited Business Financial Statements” shall have the meaning set forth in Section 5.12.

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person.

“Agreement” shall have the meaning set forth in the preamble.

“AICPA” shall have the meaning set forth in Section 5.12.

“Allocation Schedule” shall have the meaning set forth in Section 5.6(c).

“Ancillary Agreements” shall mean the Contribution and Assumption Agreement, the Local Transfer Agreements, the Transition Services Agreement, the Patent Assignment and the Trademark Assignment and all other agreements, certificates and instruments contemplated to be executed and delivered in connection with the Transactions, including the agreements, certificates and instruments necessary to effect the Contribution.

“Anti-Corruption Laws” shall have the meaning set forth in Section 3.9(c).

“Audited Acquired Business Financial Statements” shall have the meaning set forth in Section 5.12.

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3.

“Benefit Plan” shall mean any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other retirement, savings, profit sharing, termination pay, employment, consulting, incentive, stock or stock-based, phantom equity, change in control, transaction, severance, retention or stay, vacation, paid time off, salary continuation, medical, vision, dental, disability, welfare, Code Section 125 cafeteria, fringe benefit, or other similar benefit or compensation plan, program, arrangement, policy, practice or Contract, whether or not in writing and whether or not funded, in each case, which is sponsored, contributed to or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by Seller or any of its Subsidiaries for the benefit of Business Employees, or in which Business Employees participate.

“Business” shall have the meaning set forth in the recitals.

“Business Day” shall mean any day other than a Saturday, a Sunday, federal holiday or a day on which banks in the city of New York, the state of Illinois or the state of Washington are authorized or obligated by Law to close.

“Business Employee” shall mean each (i) employee of Seller or any of its Subsidiaries who is set forth on Schedule 1.1(a)(i) of the Seller Disclosure Letter, (ii) individual independent contractor of Seller or any of its Subsidiaries who is set forth on Schedule 1.1(a)(ii) of the Seller Disclosure Letter and (iii) worker located in China that is engaged by Seller or any of its Subsidiaries who is set forth on Schedule 1.1(a)(iii) of the Seller Disclosure Letter (or, in each case, employed or engaged to fill a vacancy caused by the termination or leave of such an individual) by jurisdiction.

“Buyer” shall have the meaning set forth in the preamble.

“Buyer Indemnified Persons” shall have the meaning set forth in Section 8.2.

“Buyer Parent” shall have the meaning set forth in the preamble.

“Cash” shall mean all cash and cash equivalents of the Company calculated in accordance with the Accounting Principles as of 12:01 a.m., New York City time, on the Closing Date; provided, however, that “Cash” shall be reduced by the amount of any issued but uncleared checks.

“Cause” shall mean Mr. Bensussen’s (a) continued failure (for more than ten (10) consecutive Business Days) to substantially perform his duties as Senior Vice President, PowerA of Buyer (other than any such failure resulting from incapacity due to physical or mental illness or other approved leave of absence or following a notice of termination without cause); (b) engagement in illegal conduct or willful misconduct, which is, in each case, demonstrably injurious to Buyer or its Affiliates, including the Business or the Company; (c) embezzlement, misappropriation or fraud, whether or not related to his employment with Buyer or its Affiliates; (d) conviction of, confession to or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or any crime involving moral turpitude; (e) violation of Buyer Parent’s code of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct (provided that a violation of policies related to gifts, entertainment or hospitality; harassment or discrimination; social media; or political activities or lobbying shall not constitute “Cause” unless such violation is material), or material violation of any other written policies of Buyer or Buyer Parent; or (f) material violation of his non-compete or non-solicitation obligations under Section 5.14 or of any other written agreement between Mr. Bensussen and Buyer or any of its Affiliates; provided, however, that the occurrence of the events specified in (a) through (b) will constitute Cause only if (i) an executive officer of Buyer Parent provides Mr. Bensussen with written notice of the event giving rise to Cause within thirty (30) days following the date on which Buyer has actual knowledge of such event and (ii) Mr. Bensussen fails to cure such event or condition within thirty (30) days following receipt of such notice (to the extent curable). For purposes of this definition, no act, or failure to act, by Mr. Bensussen will be considered “willful” if taken or omitted in the good faith belief that the act or omission was in, or not opposed to, the best interests of the Business, the Company and Buyer. Any act or omission authorized by Mr. Bensussen’s reporting superiors at Buyer, or based in good faith on the advice of in-house counsel for the Buyer or its Affiliates (including the Business), will be conclusively presumed to have been done or omitted in the good faith belief that the act or omission was in, or not opposed to, the best interests of the Business, the Company and Buyer.

“Chosen Courts” shall have the meaning set forth in Section 9.4(a).

“Claim Notice” shall have the meaning set forth in Section 8.4(a).

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing NWC Adjustment” shall mean an amount equal to (a) the sum of the Estimated Working Capital minus the Target Working Capital, if the Estimated Working Capital exceeds the Target Working Capital, (b) the sum of the Target Working Capital minus the Estimated Working Capital, reflected as a negative number, if the Target Working Capital exceeds the Estimated Working Capital or (c) $0, if neither (a) nor (b) applies.

“Closing Purchase Price” shall have the meaning set forth in Section 2.2.

“COBRA” shall have the meaning set forth in Section 5.4(c).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the recitals.

“Company Assets” shall have the meaning set forth in Section 5.6(c)(i).

“Company Data” means all data collected, generated, or received in connection with the Business by Seller or its Subsidiaries, including Confidential Data, Tracking Data and all credentials collected, used or otherwise managed by or on behalf of the Seller or any of its Subsidiaries in connection with the Business.

“Company Units” shall have the meaning set forth in the recitals.

“Competitive Activities” shall have the meaning set forth in Section 5.14(b).

“Confidential Data” means information, including Personal Data, in whatever form, that the Seller or its Subsidiaries is obligated, by Law or Contract, to protect from unauthorized access, use, disclosure, modification or destruction together with any data owned or licensed by the Seller or any of its Subsidiaries that is not intentionally shared with the general public or that is classified by the Seller or any of its Subsidiaries with a designation that precludes sharing with the general public.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of February 10, 2020, by and between Seller and Buyer Parent.

“Continuing Employee” shall have the meaning set forth in Section 5.4(d).

“Contracts” shall mean agreements, leases, licenses, commitments, purchase orders, guarantees, contracts, arrangements or other legally binding obligations that are Related to the Business and to which Seller or any Subsidiary is a party, whether written or oral.

“Contribution” shall mean the transactions contemplated by the Contribution and Assumption Agreement.

“Contribution and Assumption Agreement” shall mean the Contribution and Assumption Agreement to be entered into between Seller and the Company in substantially the form attached hereto as Exhibit A.

“DC Financial Statements” shall have the meaning set forth in Section 3.5(a).

“Direct Contribution” means, with respect to a specified period, the direct contribution to Buyer Parent and its Subsidiaries in respect of the Business, calculated in accordance with, and using the line items identified in, the Earn Out Calculation Principles.

“Direct Transfers” shall have the meaning set forth in Section 2.1(b).

“Directly Transferred Assets” shall mean (a) those assets Related to the Business that would otherwise be Contributed Assets (as defined in the Contribution and Assumption Agreement) located outside of the United States to be identified in writing by Buyer, in cooperation with Seller, no later than December 10, 2020 and (b)(i) all Copyrights, Trademarks and Patents Related to the Business, including those set forth on Schedule 3.16(a) of the Seller Disclosure Letter, (ii) all rights to sue or otherwise recover for past, present and future infringement, misappropriation, dilution or other violations of any of the foregoing, (iii) all rights to obtain renewals, continuations, divisions and extensions of legal protection pertaining to any of the foregoing, (iv) all rights of priority arising from any of the foregoing, and (v) all other rights corresponding to any of the foregoing throughout the world, in each case, as of immediately prior to the Closing.

“Disclosure Letter” shall mean, the letter designated as such delivered by Buyer to Seller, or by Seller to Buyer, on or prior to the date of this Agreement.

“Earn-Out Calculation Principles” shall mean the method set forth in the .xls file titled “Earn-Out Calculation Principles – FINAL.xls” provided by Buyer to Seller concurrently with the execution and delivery of this Agreement and identified as final (a print copy of which is attached as Annex A) for the calculation of Net Revenue and Direct Contribution, using the specified line items identified therein under the sheet titled “Direct Contribution Accounts” (including, for the avoidance of doubt, using the specified general ledger accounts identified therein under the sheet titled “FY2019 Actual” with respect to such line items) and calculated in the manner described in any footnotes included therein, as applicable, and otherwise in accordance with the Accounting Principles.

“Earn-Out Consideration” shall mean the sum of the First Earn-Out Payment and the Second Earn-Out Payment. The total Earn-Out Consideration shall not exceed $55,000,000.

“Earn-Out Objection” shall have the meaning set forth in Section 2.6(b).

“Earn-Out Statement” shall have the meaning set forth in Section 2.6(b).

“Earn-Out Target” shall have the meaning set forth on Schedule  1.1(b) of the Seller Disclosure Letter.

“Earn-Out Threshold” shall have the meaning set forth on Schedule  1.1(c) of the Seller Disclosure Letter.

“Environmental Laws” shall mean Laws relating to (a) the protection, preservation, restoration or pollution of the environment or natural resources (including air, surface water, groundwater, drinking water supply, surface and subsurface land, plant and animal life), (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance and (c) legal requirements regulating noise, wetlands, emissions, discharges or releases of contamination or any injury or threat of injury to Persons or property caused by exposure to any Hazardous Substance but excluding for the avoidance of doubt any Laws relating to products liability.

“Equity Interests” shall mean the capital stock, partnership, limited liability company, member or similar equity interests in any Person, and any options, warrants, rights or securities convertible, exchangeable or exercisable therefor, or other instrument, obligation or right the value of which is based on any of the foregoing, in each case issued by such Person.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean all employers (whether or not incorporated) that would be treated together with the Seller or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code or Section 4001(b)(1) of ERISA.

“Estimated Working Capital” shall mean the Net Working Capital reflected on the Projected Statement.

“Final NWC Adjustment” shall mean an amount equal to (a) the sum of the Final Working Capital minus the Target Working Capital, if the Final Working Capital exceeds the Target Working Capital, (b) the sum of the Target Working Capital minus the Final Working Capital, reflected as a negative number, if the Target Working Capital exceeds the Final Working Capital or (c) $0, if neither (a) nor (b) applies.

“Final Purchase Price” shall have the meaning set forth in Section 2.1(c).

“Final Statement” shall have the meaning set forth in Section 2.5(b)(iv).

“Final Working Capital” shall mean the Net Working Capital reflected on the Final Statement.

“First Earn-Out Contribution Payment” shall mean an amount calculated as follows:

(a)       If Direct Contribution for the First Earn-Out Period is less than the applicable Earn-Out Threshold, then zero ($0);

(b)       If Direct Contribution for the First Earn-Out Period is greater than or equal to the applicable Earn-Out Threshold but less than the applicable Earn-Out Target, then an amount calculated as:

(i)       The Threshold Per Payment Amount, plus

(ii)       The amount equal to (x) the Incremental Per Payment Amount, multiplied by (y) the quotient of (A) the Direct Contribution for the First Earn-Out Period minus the applicable Earn-Out Threshold, divided by (B) the applicable Earn-Out Target minus the applicable Earn-Out Threshold; or

(c)       If Direct Contribution for the First Earn-Out Period is greater than or equal to the applicable Earn-Out Target, then the Maximum Per Payment Amount.

For the avoidance of doubt, the First Earn-Out Contribution Payment shall not exceed Thirteen Million Seven Hundred Fifty Thousand Dollars ($13,750,000).

“First Earn-Out Period” means the twelve (12) month period ended December 31, 2021.

“First Earn-Out Net Revenue Payment” means an amount calculated as follows:

(a)       If Net Revenue for the First Earn-Out Period is less than the applicable Earn-Out Threshold, then zero ($0);

(b)       If Net Revenue for the First Earn-Out Period is greater than or equal to the applicable Earn-Out Threshold but less than the applicable Earn-Out Target, then an amount calculated as:

(i)       The Threshold Per Payment Amount, plus

(ii)       The amount equal to (x) the Incremental Per Payment Amount, multiplied by (y) the quotient of (A) the Net Revenue for the First Earn-Out Period minus the applicable Earn-Out Threshold, divided by (B) the applicable Earn-Out Target minus the applicable Earn-Out Threshold; or

(c)       If Net Revenue for the First Earn-Out Period is greater than or equal to the applicable Earn-Out Target, then the Maximum Per Payment Amount.

For the avoidance of doubt, the First Earn-Out Net Revenue Payment shall not exceed Thirteen Million Seven Hundred Fifty Thousand Dollars ($13,750,000).

“Fraud” shall mean actual and intentional fraud with respect to the making by Buyer or Seller of their respective representations in this Agreement and in the Contribution and Assumption Agreement; provided that, for the avoidance of doubt, “Fraud” shall not include negligent or reckless fraud.

“Fundamental Representations” shall mean the representations and warranties of Seller regarding itself and its Subsidiaries, including the Company, set forth in (i) Section 3.1 (Organization, Good Standing and Qualification), Section 3.2 (Company Units; The Company), Section 3.3 (Authorization), Section 3.4(a) (Governmental Filings; No Violations) and Section 3.22 (Brokers and Finders).

“GAAP” shall mean the U.S. generally accepted accounting principles.

“Good Reason” shall mean the occurrence of any of the following events without Mr. Bensussen’s prior written consent: (a) Buyer’s material uncured breach of Section 2.6(e) of this Agreement, (b) a material adverse change to Mr. Bensussen’s title and reporting relationships as set forth in the employment letter between Mr. Bensussen and Buyer entered into as of the date hereof, (c) a reduction in Mr. Bensussen’s base salary or target annual bonus opportunity or (d) a relocation of the principal offices of the Business by more than twenty (20) miles or the requirement that Mr. Bensussen be based in a location other than the Business’ principal offices; provided, however, that the occurrence of the events specified in (a) through (d) will constitute Good Reason only if (i) Mr. Bensussen provides Buyer with written notice of the event giving rise to Good Reason within thirty (30) days following the date on which Mr. Bensussen has actual knowledge of such event and (ii) Buyer fails to cure such event or condition within thirty (30) days following receipt of such notice (to the extent curable).

“Government Antitrust Entity” shall have the meaning set forth in Section 5.2(b)(i).

“Governmental Entity” shall mean a domestic (whether federal, state or local) or foreign governmental or regulatory authority, agency, commission, bureau, body, court, tribunal, arbitrator or other administrative, legislative, executive or judicial governmental entity.

“Hazardous Substance” shall mean any substance, contaminant, waste or pollutant listed, defined, designated or classified as hazardous, toxic or a pollutant under any applicable Environmental Law including petroleum and any derivative thereof, asbestos-containing material, polychlorinated biphenyls, radioactive material or radon.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incremental Per Payment Amount” shall mean the amount equal to (i) 0.4 multiplied by (ii) the Maximum Per Payment Amount.

“Indebtedness” means (a) all Liabilities for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all Liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (b) all Liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases, (c) all Liabilities under derivative financial instruments, including hedges and interest rate and other swaps, (d) all Liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a) - (c) above to the extent of the obligation secured, and all Liabilities as obligor, guarantor, or otherwise, to the extent of the obligation secured and (e) any accrued and unpaid interest and fees related to any of the foregoing obligations (including any prepayment penalties, premiums, breakage costs, fees and other costs and expenses associated with repayment); provided, however, in no event shall Indebtedness include any Liability that is included in Net Working Capital.

“Indemnified Persons” shall have the meaning set forth in Section 8.3.

“Indemnifying Party” shall have the meaning set forth in Section 8.4(a).

“Initial Purchase Price” shall have the meaning set forth in Section 2.2.

“Insurance Policies” shall have the meaning set forth in Section 3.18.

“Intellectual Property” shall mean all intellectual property rights worldwide, including: (a) trademarks, service marks, certification marks, collective marks, Internet domain names, and trade dress, all applications and registrations for the foregoing and all goodwill associated therewith and symbolized thereby, including all renewals of same (“Trademarks”), (b)  patents and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues (“Patents”), (c) intellectual property rights in and to Trade Secrets and other Technology and (d) copyrights, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”).

“IRS” shall mean the Internal Revenue Service.

“IT Assets” shall mean computers, computer software, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment.

“Knowledge” shall mean (a) the actual knowledge, after reasonable due inquiry of their direct reports, of the Principals, Mr. Jared Collinge, Mr. Barry Deutsch, Mr. Steve Gomez and Mr. Rob Martin, and (b) with respect to Buyer, the actual knowledge, after reasonable due inquiry of their direct reports, of Pamela Schneider and Mark Anderson.

“Laws” shall mean federal, state, local and foreign laws, statutes, ordinances, rules, regulations, Orders, licenses and permits of any Governmental Entity.

“Leased Real Property” shall have the meaning set forth in Section 3.12(b).

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Licenses” shall have the meaning set forth in Section 3.9(b).

“Lien” shall mean any lien, charge, pledge, security interest, claim, deed of trust, easement, hypothecation, lease, sublease, right of first refusal, right of first option, transfer restriction or other encumbrance.

“Local Transfer Agreement” shall have the meaning set forth in Section 2.1(b).

“Long-Term Bonuses” means the “Count Up – 2020” bonus opportunities payable to the Business Employees in 2021.

“Losses” means any damages, losses, fines, penalties, Taxes, payments, and out-of-pocket costs and expenses (including reasonable and documented out-of-pocket legal fees, costs and expenses) incurred or suffered by an Indemnified Person as a result of any Action, other than any punitive damages, except to the extent awarded to a third party in a final determination.

“Material Adverse Effect” shall mean any effect, development, occurrence, circumstance or change that, individually or in the aggregate, would be materially adverse to the financial condition, properties, assets, business or results of operations of the Company (after giving effect to the Contribution) or to the Business, other than to the extent such adverse effect, development, occurrence, circumstance or change relates to or results from (a) general business or economic conditions affecting the industries in which the Business operates; (b) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (c) national or international political or social conditions, including any engagement by the United States in hostilities or the escalation thereof, or any military or terrorist attack in any country in which the Business conducts material operations; (d) changes in GAAP or in any Law applicable to Seller or any of its Subsidiaries (including the Company) or the Business occurring after the date of this Agreement; (e) earthquakes, hurricanes, floods or other natural disasters, (f) any epidemic, pandemic or disease outbreak (including COVID-19 or any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, policy, guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19) and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date of this Agreement or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Entity in connection with any epidemic, pandemic or disease outbreak; (g) any failure by the Business to meet any business plans or projections, forecasts or estimates of revenues or earnings (it being understood that this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Material Adverse Effect); or (h) any action by Seller or any of its Subsidiaries taken with Buyer’s express written request or as expressly required by this Agreement; unless and to the extent, with respect to clauses (a), (b), (c), (d) and (e), such effect, development, occurrence, circumstance or change disproportionately adversely affects the Business and the Company compared to other businesses operating in the same industries and geographies as the Business.

“Material Contract” shall have the meaning set forth in Section 3.10(a).

“Material Customer” shall have the meaning set forth in Section 3.11(a).

“Material Supplier” shall have the meaning set forth in Section 3.11(b).

“Maximum Per Payment Amount” shall mean Thirteen Million Seven Hundred Fifty Thousand Dollars ($13,750,000).

“Mr. Bensussen” shall have the meaning set forth in the recitals.

“Mr. Deutsch” shall have the meaning set forth in the recitals.

“Net Revenue” means, with respect to a specified period, the Net Revenue earned by Buyer Parent and its Subsidiaries in respect of the Business, calculated in accordance with, and using the line items identified in, the Earn-Out Calculation Principles.

“Net Working Capital” shall mean an amount equal to, as of 12:01 a.m., New York City time, on the Closing Date, (a) the aggregate amount of all current assets of the Company (other than Cash), minus (b) the aggregate amount of all current liabilities of the Company (other than the current portion of any long-term Indebtedness), in each case determined in accordance with GAAP, applied consistent with the Accounting Principles and the method of calculation set forth in Annex B. For the avoidance of doubt, Net Working Capital shall exclude Retained A/R and Retained A/P (each as defined in the Contribution and Assumption Agreement).

“Non-US Benefit Plan” means any Benefit Plan or other benefit or compensation plan, program, agreement or arrangement that is sponsored, contributed to, or maintained by, or required to be contributed, or with respect to which any potential liability is borne by Seller or any of its Subsidiaries for the benefit of Business Employees outside of the United States of America or in which Business Employees outside of the United States of America participate.

“Notice Period” shall have the meaning set forth in Section 8.4(a).

“Objections Statement” shall have the meaning set forth in Section 2.4(b)(v).

“Order” shall mean any order, injunction, determination, judgment, decision, decree, verdict, settlement, arbitral award or ruling entered, issued, made or rendered by a Governmental Entity.

“Organizational Documents” shall mean, with respect to any corporation, its articles or certificate of incorporation and bylaws, with respect to a limited liability company, its certificate of formation and operating agreement, and with respect to any other entity, comparable governing documents, in each case as amended.

“Owned Intellectual Property” shall mean all Intellectual Property owned by Seller or any of its Subsidiaries as of the date of this Agreement, that is Related to the Business.

“Parties” and “Party” shall have the meanings set forth in the preamble.

“Patents” shall have the meaning set forth in the definition of Intellectual Property.

“Permitted Liens” shall mean (a) Liens for Taxes, assessments or other governmental charges that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances to secure claims for labor, material or supplies arising in the ordinary course of business that are not yet due and payable; (c) statutory Liens in favor of lessors arising in connection with any property leased to the Company (after giving effect to the Contribution) which are not violated by the current use and operation of such property; (d) restrictions imposed by applicable securities Laws; (e) non-exclusive licenses of Intellectual Property; (f) recorded general utility, roadway and other easements, zoning, rights of way or other non-monetary Liens that would not reasonably be expected to materially impair or interfere with the ability of the Company (after giving effect to the Contribution) to use the Leased Real Property for the Business in the same manner it is currently being used therefor; (g) with respect to leasehold interests, Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the Leased Real Property; and (h) any Liens that will not be applicable to the Company (after giving effect to the Contribution) or to the Business following the Closing.

“Person” shall mean any natural person, corporation, company, partnership (general or limited), limited liability company, trust or other entity, including any Governmental Entity.

“Personal Data” means any data or information relating to an identified or identifiable natural person, including Tracking Data, unique device or browser identifiers, names, ages, addresses, telephone numbers, email addresses, social security numbers, passport numbers, alien registration numbers, medical history, employment history, account information, and “personal information”, “personal data”, “personal health information” and “personal financial information” each as defined by applicable Laws relating to the collection, use, sharing, storage, and/or disclosure of information about an identifiable individual. Personal data includes pseudonymized data.

“Personal Data Processor” means any Person other than an employee of the Seller or its Subsidiaries that Processes Personal Data by or on behalf of the Seller or its Subsidiaries.

“Personal Data Supplier” means any Person that provides Personal Data to the Seller or its Subsidiaries.

“Plans” shall have the meaning set forth in Section 5.4(c).

“Post-Closing Adjustment” shall mean an amount, which may be positive or negative, equal to the sum of (a) the Final NWC Adjustment, minus (b) the Closing NWC Adjustment, plus (c) the amount of Cash reflected on the Final Statement, minus (d) the amount of Cash reflected on the Projected Statement, minus (e) the amount of Indebtedness reflected on the Final Statement, plus (f) the amount of Indebtedness reflected on the Projected Statement, minus (g) the amount of the Transaction Expenses reflected on the Final Statement, plus (h) the amount of the Transaction Expenses reflected on the Projected Statement, minus (i) $16,300,000.

“Post-Closing Continuing Employees” shall have the meaning set forth in Section 2.6(e).

“Post-Closing Covenant” shall have the meaning set forth in Section 8.1.

“Post-Closing Tax Period” means all taxable periods beginning after Closing Date, including the portion of all Straddle Periods that begin on the day after the Closing Date.

“Pre-Closing Tax Period” means all taxable periods ending on or prior to the Closing Date, including the portion of all Straddle Periods that end on and include the Closing Date.

“Preliminary Statement” shall have the meaning set forth in Section 2.5(b)(i).

“Principals” shall have the meaning set forth in the preamble.

“Privacy Commitments” means any and all (i) Privacy Laws; (ii) Privacy Policies; (iii) contracts with third-parties governing privacy and data issues into which the Seller or any of its Subsidiaries has entered or by which it is otherwise bound; (iv) third-party privacy policies, terms of use, and similar documents that the Company is contractually obligated to comply with; (v) rules of any applicable self-regulatory organizations that the Seller or any of its Subsidiaries is obligated to comply with; and (vi) any applicable published industry best practice or other standard in which the Seller or any of its Subsidiaries operates (including, if applicable, the PCI Data Security Standard and the Digital Advertising Alliance’s Self-Regulatory Principles for Online Behavioral Advertising and Multi-Site Data Collection) that pertains to privacy or restrictions or obligations related to the collection, use, disclosure, transfer, transmission, storage, hosting, disposal, retention, interception or other Processing of Personal Data or direct marketing to consumers or consumer protection.

“Privacy Laws” means any Laws pertaining to privacy, data protection or data transfer, including all privacy and security breach disclosure Laws, implementing Laws, ordinances, permit, regulation, rule, code, order, constitution, treaty, common law, judgment, ruling, decree, other requirement or rule of law, in each case, of any Governmental Entity, including, as applicable, the General Data Protection Regulation 2016/679 (GDPR), the e-Privacy Directive 2002/58/EC, the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended, and the Children’s Online Privacy Protection Act (COPPA) of 1998, as amended, the Telephone Consumer Protection Act of 1991, as amended, the Do-Not-Call Implementation Act of 2003, as amended, Section 5 of the Federal Trade Commission Act of 1914, as amended (as the same has been interpreted to apply to privacy, data protection, breach disclosure or data transfer issues), Title 1.81.5 - California Consumer Privacy Act of 2018, Cal. Civ. Code §§ 1798.100-1798.199 (CCPA) and all similar applicable foreign federal and state information privacy and security Laws.

“Privacy Policy” means a policy made available in connection with the collection of information provided by or on behalf of individuals that is labelled as a “Privacy Policy,” is reached on a web site by a link that includes the label “Privacy” or that is a written policy or disclosure that describes how information provided by or on behalf of individuals will be held, used, Processed or disclosed.

“Process” or “Processing” means, with respect to Personal Data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Personal Data.

“Projected Statement” shall have the meaning set forth in Section 2.5(a).

“Registered Owned Intellectual Property” shall mean all Owned Intellectual Property that is issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Related to the Business” shall mean used, held for use or incurred in connection with the Business as conducted by Seller and its Subsidiaries prior to the Closing.

“Representatives” shall mean, with respect to a Party, the current and former Affiliates, members, managers, directors, officers, employees, agents and other representatives of such Party.

“Retained Business” shall mean all lines of business of Seller and its Subsidiaries prior to the Closing, excluding the Business.

“S&C” shall mean Sullivan & Cromwell LLP.

“Sale of the Business” shall have the meaning set forth in Section 2.6(g).

“SEC” mean the Securities and Exchange Commission.

“Second Earn-Out Contribution Payment” means an amount calculated as follows:

(a)       If Direct Contribution for the Second Earn-Out Period is less than the applicable Earn-Out Threshold, then zero ($0);

(b)       If Direct Contribution for the Second Earn-Out Period is greater than or equal to the applicable Earn-Out Threshold but less than the applicable Earn-Out Target, then an amount calculated as:

(i)       The Threshold Per Payment Amount, plus

(ii)      The amount equal to (x) the Incremental Per Payment Amount, multiplied by (y) the quotient of (A) the Direct Contribution for the Second Earn-Out Period minus the applicable Earn-Out Threshold, divided by (B) the applicable Earn-Out Target minus the applicable Earn-Out Threshold; or

(c)       If Direct Contribution for the Second Earn-Out Period is greater than or equal to the applicable Earn-Out Target, then the Maximum Per Payment Amount.

For the avoidance of doubt, the Second Earn-Out Contribution Payment shall not exceed Thirteen Million Seven Hundred Fifty Thousand Dollars ($13,750,000).

“Second Earn-Out Net Revenue Payment” means an amount calculated as follows:

(a)       If Net Revenue for the Second Earn-Out Period is less than the applicable Earn-Out Threshold, then zero ($0);

(b)       If Net Revenue for the Second Earn-Out Period is greater than or equal to the applicable Earn-Out Threshold but less than the applicable Earn-Out Target, then an amount calculated as:

(i)       The Threshold Per Payment Amount, plus

(ii)      The amount equal to (x) the Incremental Per Payment Amount, multiplied by (y) the quotient of (A) the Net Revenue for the Second Earn-Out Period minus the applicable Earn-Out Threshold, divided by (B) the applicable Earn-Out Target minus the applicable Earn-Out Threshold; or

(c)       If Net Revenue for the Second Earn-Out Period is greater than or equal to the applicable Earn-Out Target, then the Maximum Per Payment Amount.

For the avoidance of doubt, the Second Earn-Out Net Revenue Payment shall not exceed Thirteen Million Seven Hundred Fifty Thousand Dollars ($13,750,000).

“Second Earn-Out Period” means the twelve (12) month period ended December 31, 2022.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Incident” shall have the meaning set forth in Section 3.16(f).

“Seller” shall have the meaning set forth in the preamble.

“Seller Indemnified Persons” shall have the meaning set forth in Section 8.3.

“Seller Parent” shall have the meaning set forth in the recitals.

“Seller Taxes” shall mean (a) Taxes imposed on or with respect to the Company or the Contributed Assets or that are Related to the Business (including, for the avoidance of doubt, Taxes with respect to the Directly Transferred Assets), in each case, for any Pre-Closing Tax Period (calculated in accordance with Section 5.6(d)) and (b) Taxes of any Person (other than the Company) for any Pre-Closing Tax Period (calculated in accordance with Section 5.6(d) imposed on the Company (i) as a result of its being a transferee or successor or a member of any affiliated, consolidated, unitary, combined or other group, in each case as a result of an action, transaction or facts in existence prior to the Closing or (ii) pursuant to any Contract entered into on or before the Closing Date (other than pursuant to customary provisions in commercial arrangements entered into in the ordinary course of business the primary purpose of which is not related to Tax).

“Straddle Period” shall mean any taxable year or period beginning on or before and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Target Working Capital” shall mean an amount equal to $31,500,000.

“Tax” shall mean all federal, state, local and foreign income, profits, windfall gains, transfer, estimated, add-on minimum, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, social security, Medicare, severance, premium, use, property (real or personal), ad valorem, intangible, withholding, excise, production, value-added, occupancy, customs, duties and other taxes, fees, levies, assessments or other charges in the nature of a tax, whether disputed or not, together with all interest, penalties and additions with respect thereto.

“Tax Consideration” shall have the meaning set forth in Section 5.6(c).

“Tax Return” shall mean all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Governmental Entity relating to Taxes.

“Technology” shall mean all (a) inventions and discoveries, (b) Trade Secrets and (c) published and unpublished works of authorship (including databases and other compilations of information).

“Third Party Claim” shall have the meaning set forth in Section 8.4(a).

“Threshold Per Payment Amount” shall mean the amount equal to (i) 0.6 multiplied by (ii) the Maximum Per Payment Amount.

“Tracking Data” means (a) any information or data collected in relation to online, mobile or other electronic activities or communications that can reasonably be associated with a particular Person, user, computer, mobile or other device, or instance of any application or mobile application, (b) any information or data collected in relation to off-line activities or communications that can reasonably be associated with a particular Person, user, computer, mobile or other device or instance of any application or mobile application, or (c) any device identification or device activity data.

“Trade Secrets” shall mean confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property.

“Transaction Expenses” shall mean (a) all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred by Seller or any of its Subsidiaries to the extent the Company is responsible for the payment thereof in connection with the negotiation and execution of this Agreement and the Ancillary Agreements, the performance hereunder and thereunder prior to the Closing, and the consummation of the Transactions (including any such amounts required to be paid by Seller or any of its Subsidiaries (including the Company) (i) pursuant to the express terms of this Agreement or the Ancillary Agreements or (ii) to any third party pursuant to the express terms of any Contract or as otherwise agreed by Seller in connection with obtaining any consent, waiver or approval required to be obtained in connection with the consummation of the Transactions) and (b) all amounts to the extent required to be paid by the Company, whether immediately or in the future, under any “change of control,” retention, incentive, termination, compensation, severance or other similar arrangements as a result of the consummation of the Transactions, in the case of each of clauses (a) and (b), to the extent unpaid prior to the Closing.

“Transactions” shall mean the transactions contemplated by this Agreement, including the purchase and sale of the Company Units and the Contribution.

“Transfer Taxes” shall have the meaning set forth in Section 5.6(a).

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into between Seller and the Company in substantially the form attached as Exhibit B.

“Unaudited Acquired Business Financial Statements” shall have the meaning set forth in Section 5.12.

“Unaudited Interim Period Acquired Business Financial Statements” shall have the meaning set forth in Section 5.12.

“VAT” shall mean (a) any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); (b) value added Tax charged pursuant to the UK Value Added Tax Act 1994, as amended; and (c) any other Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in clauses (a) or (b), or imposed elsewhere.

1.2              Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

1.3              Other Definitional Provisions. Unless the express context otherwise requires:

(a)              terms defined in the singular have a comparable meaning when used in the plural and vice versa;

(b)             the words “hereof”, “herein”, and “hereunder,” and words of similar import, shall be deemed to refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c)              the words “control,” “controlling,” “controlled by” and “under common control with,” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of an entity, whether through ownership of voting securities, by contract or otherwise;

(d)              the words “include,” “includes,” and “including,” and words of similar import, shall be deemed to be followed by the words “without limitation”;

(e)              with respect to a period of time, “from” means “from and including” and “to” means “to but excluding”;

(f)               “any” means “any and all”;

(g)              “or” is used in the inclusive sense of “and/or”;

(h)              “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice”;

(i)                reference to any Law, or any section or other provision thereof, means that Law, or section or other provision, as applicable, as from time to time in effect, including any amendment, modification, codification, replacement or reenactment of such Law, or section or provision thereof;

(j)                reference to any Person includes such Person’s successors and assigns, if applicable, but only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(k)               reference to a gender include the other gender and any neuter pronouns;

(l)                reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with its terms; and

(m)              reference to any agreement, document or instrument also refers to all addenda, exhibits or schedules thereto.

ARTICLE II

Purchase and Sale; Closing; Closing Deliveries

2.1              Purchase and Sale of Company Units and Directly Transferred Assets.

(a)               On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall purchase and accept (or shall cause to be purchased and accepted) from Seller, the Company Units, free and clear of all Liens.

(b)               On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, or shall cause it Subsidiaries, as applicable, to sell, assign, convey, transfer and deliver to Buyer (or any designated Subsidiary of Buyer Parent), and Buyer shall accept (or cause such Subsidiary of Buyer Parent to accept), all of the right, title and interest in and to the Directly Transferred Assets, free and clear of all Liens, other than Permitted Liens (the “Direct Transfers”).

(c)               The Direct Transfers of the Directly Transferred Assets shall be effected pursuant to a transfer agreement, bill of sale, endorsement, assignment, certificate, deed or other instrument of conveyance and assignment, in each case, in a customary form to be mutually agreed by the Parties in good faith, customized on a country-by-country basis (each, a “Local Transfer Agreement”); provided, however, no Local Transfer Agreement shall be required to include any representations or warranties of Seller or any of its Subsidiaries, except as required by applicable Law or in connection with any Tax, legal or regulatory requirements related to the applicable jurisdiction. Each Local Transfer Agreement shall be consistent with the terms of this Agreement, except to the extent modifications to such Local Transfer Agreement are reasonably determined by Buyer or Seller to be required by applicable non-U.S. Law in order to consummate such Direct Transfers. Where such modifications are required, the Parties covenant and agree to give effect to the intent and terms hereof to the fullest extent permissible by Law. Each Local Transfer Agreement shall serve purely to effect the legal sale and transfer of the applicable Directly Transferred Assets and not have any effect on the value being given or received by Buyer, Seller and their respective Subsidiaries, as applicable, or the terms and conditions of the Transactions.

(d)               Seller and Buyer Parent will, upon the Closing, (a) execute or cause to be executed a Patent Assignment in substantially the form as attached hereto as Exhibit C with respect to all U.S. Patents constituting Directly Transferred Assets (the “Patent Assignment”), and (b) execute or cause to be executed a Trademark Assignment in substantially the form as attached hereto as Exhibit D with respect to all U.S. Trademarks constituting Directly Transferred Assets (the “Trademark Assignment”) and (c) execute or cause to be executed a Copyright and Internet Domain Name Assignment in substantially the form as attached hereto as Exhibit E with respect to all Internet domain names and Copyrights constituting Directly Transferred Assets (the “Copyright and Internet Domain Name Assignment”). Buyer shall, with the cooperation of Seller, (i) file the Patent Assignment with the U.S. Patent and Trademark Office, and (ii) file the Trademark Assignment with the U.S. Patent and Trademark Office. Upon request from Buyer, Seller agrees to, and agrees to cause its Subsidiaries to, execute local assignments and take such other actions with respect to the Patents, Trademarks (including the domain names) and Copyrights included in the Directly Transferred Assets as may be necessary or advisable under applicable Law outside the United States to effectuate or perfect the assignment of such Patents, Trademarks (including the domain names) and Copyrights to Buyer (or any designated Subsidiary of Buyer Parent), all such assignments and other documentation to be duly executed, delivered, notarized and apostilled as reasonably necessary at Seller’s expense, and to be in form and substance reasonably satisfactory to Buyer and Seller. Seller will be responsible for paying all applicable recording fees, as well as Buyer’s reasonable out-of-pocket expenses in connection therewith.

2.2              Initial Consideration. Buyer shall pay (or cause to be paid) to Seller as the aggregate initial purchase price for the Company Units an amount in cash equal to the sum of (a) $340,000,000, plus (b) the Closing NWC Adjustment, plus (c) the amount of Cash reflected on the Projected Statement, minus (d) the amount of Indebtedness reflected on the Projected Statement, minus (e) the amount of Transaction Expenses reflected on the Projected Statement (the “Initial Purchase Price”). The Initial Purchase Price, as adjusted after the Closing Date pursuant to Section 2.5(c), is referred to herein as the “Closing Purchase Price,” and the Closing Purchase Price, together with the additional amounts payable pursuant to Section 2.6, is referred to herein as the “Final Purchase Price.”

2.3              Time and Place of Closing. Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Company Units provided for in this Agreement (the “Closing”) will take place by the electronic exchange of documents and signatures at 12:00 p.m., New York City time, on the fourth (4th) Business Day following the satisfaction or waiver of the last condition in ARTICLE VI to be satisfied or waived, or at such physical location or other time as Buyer and Seller may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

2.4              Deliveries at Closing.

(a)               By Seller. Subject to the terms and conditions of this Agreement, at or prior to the Closing, Seller shall deliver to Buyer:

(i)               a transfer power, duly executed by Seller and in customary form reasonably acceptable to Buyer, evidencing the transfer of the Company Units to Buyer;

(ii)              a certificate, duly executed on behalf of Seller by an officer thereof, to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d) with respect to Seller have been satisfied;

(iii)             a fully executed copy of the Contribution and Assumption Agreement, together with the lease and subleases required to be executed and delivered in connection with the Contribution;

(iv)             a signature page to the Transition Services Agreement, duly executed by Seller;

(v)              a signature page to each Local Transfer Agreement, duly executed by Seller or any Subsidiary of Seller party thereto;

(vi)             signature pages to the Patent Assignment and Trademark Assignment, duly executed by Seller or any Subsidiary of Seller party thereto; and

(vii)            an IRS Form W-9, duly executed by Seller.

(b)               By Buyer. Subject to the terms and conditions of this Agreement, at or prior to the Closing, Buyer shall deliver to Seller:

(i)             an aggregate amount in cash, in immediately available funds, equal to the Initial Purchase Price, pursuant to instructions given to Buyer by Seller no later than two (2) Business Days prior to the Closing Date;

(ii)             a signature page to the Transition Services Agreement, duly executed by Buyer;

(iii)            a signature page to each Local Transfer Agreement, duly executed by the Subsidiary of Buyer designated by Buyer;

(iv)            signature pages to the Patent Assignment and Trademark Assignment, duly executed by Buyer Parent or any Subsidiary of Buyer Parent party thereto; and

(v)             to Seller and the Company, a certificate, duly executed on behalf of Buyer by an officer thereof, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

2.5              Purchase Price Adjustment.

(a)               Pre-Closing Adjustment Procedure. No later than four (4) Business Days prior to the Closing Date, Seller shall prepare (or cause to be prepared) and deliver to Buyer a written statement setting forth in reasonable detail (i) good faith estimates of Net Working Capital, Transaction Expenses, Cash and Indebtedness of the Company as of 12:01 a.m., New York City time, on the Closing Date, and the calculations thereof, and (ii) the Closing NWC Adjustment (the “Projected Statement”). The Projected Statement shall be prepared in accordance with the Accounting Principles. Prior to the Closing, Seller shall consider in good faith any comments to the Projected Statement that may be proposed by Buyer and each of Seller and Buyer in good faith shall seek to resolve any differences that they may have with respect thereto; provided, that if the parties are unable to resolve such differences prior to the Closing, the estimates of Net Working Capital, Transaction Expenses, Cash and Indebtedness, as applicable, and the resulting Closing NWC Adjustment, as reflected in the Projected Statement shall be used for purposes of calculating the Initial Purchase Price on the Closing Date.

(b)               Post-Closing Adjustment Procedures.

(i)                 Buyer shall prepare (or cause to be prepared) and deliver to Seller, no later than seventy-five (75) days after the Closing Date, a written statement setting forth in reasonable detail its calculations of (A) Net Working Capital, Transaction Expenses, Cash and Indebtedness of the Company as of 12:01 a.m., New York City time, on the Closing Date and (B) the Final NWC Adjustment (the “Preliminary Statement”). The Preliminary Statement shall be prepared in accordance with the Accounting Principles and, for the avoidance of doubt, no changes shall be made in any reserve or absence thereof existing as of the Closing Date except (1) as a result of events occurring after the Closing Date or (2) in the event such reserve or absence thereof was not established or omitted in accordance with the Accounting Principles and, in any such event, only in accordance with the Accounting Principles.

(ii)               During the thirty (30) days following delivery of the Preliminary Statement, Seller and its authorized Representatives shall have reasonable access during normal business hours to the facilities, books and records, personnel and accountants of the Company (subject to the execution of customary access letters) for the purpose of assessing the Preliminary Statement. Within such thirty (30) days, Seller may object to all or any part of the Preliminary Statement by delivering to Buyer a written notice (an “Objections Statement”) setting forth support for Seller’s position in reasonable detail. If Seller delivers an Objections Statement to Buyer, then Buyer and Seller shall use their respective good faith efforts to resolve the disputed items.

(iii)               If Seller and Buyer fail to resolve all disputes raised by the Objections Statement within thirty (30) days after delivery to Buyer thereof, then either Seller or Buyer may submit the unresolved matters in dispute to Deloitte & Touche LLP (or, if such accounting firm is unwilling or unable to serve in such capacity, a nationally recognized independent accounting firm selected by Seller out of a list of three (3) other accounting firms of recognized national standing proposed by Buyer) (such firm, the “Accountant”), and such Accountant shall consider only those items or amounts disputed by Seller in the Objections Statement which remain open. Seller and Buyer shall execute any agreement reasonably required by the Accountant for its engagement hereunder. The Accountant shall make a final, binding and non-appealable determination of the Net Working Capital, Transaction Expenses, Cash and Indebtedness of the Company as of 12:01 a.m., New York City time, on the Closing Date (solely to the extent such amounts set forth in the Objections Statement remain in dispute) and deliver to Buyer and Seller a revised written statement, prepared in accordance with the Accounting Principles (no changes shall be made in any reserve or absence thereof existing as of the Closing Date except (1) as a result of events occurring after the Closing Date or (2) in the event such reserve or absence thereof was not established or omitted in accordance with the Accounting Principles and, in any such event, only in accordance with the Accounting Principles), reflecting such determination. The fees and expenses of the Accountant shall be allocated to Seller and Buyer based upon the percentage that the portion of the contested amount not awarded to such Party bears to the amount contested (e.g., if Seller submits an Objections Statement for $1,000, Buyer contests $500 of such amount, and the Accountant resolves the dispute by awarding Seller $300, then the costs and expenses of the Accountant shall be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to Seller).

(iv)             The “Final Statement” shall be (A) the Preliminary Statement, in the event Seller notifies Buyer in writing of its acceptance of the Preliminary Statement or fails to timely submit an Objections Statement, (B) the written statement reflecting the mutual agreement of Seller and Buyer, in the event Seller and Buyer mutually agree to a resolution of all disputes raised in an Objections Statement or (C) the written statement prepared by the Accountant. The Final Statement shall be binding, final and non-appealable for purposes of this Agreement.

(c)               Payment of Post-Closing Adjustment. Within five (5) Business Days following the final determination of the Final Statement as set forth in Section 2.5(b):

(i)              if the Post-Closing Adjustment is a negative amount, Seller shall pay to Buyer an amount in immediately available funds equal to the Post-Closing Adjustment;

(ii)             if the Post-Closing Adjustment is a positive amount, Buyer shall pay to Seller an amount in immediately available funds equal to the Post-Closing Adjustment; and

(iii)            if the Post-Closing Adjustment is zero, neither Party shall have any obligation to pay an additional amount pursuant to this Section 2.5(c).

2.6              Earn-Out Consideration.

(a)               As additional consideration for the Company Units, Buyer shall pay (or cause to be paid) to Seller, in accordance with this Section 2.6:

(i)              an amount (the “First Earn-Out Payment”) equal to the sum of (A) the First Earn-Out Net Revenue Payment (if any) plus (B) the First Earn-Out Contribution Payment (if any); and

(ii)             an amount (the “Second Earn-Out Payment”) equal to the sum of (A) the Second Earn-Out Net Revenue Payment (if any) plus (B) the Second Earn-Out Contribution Payment (if any).

(b)               Buyer shall prepare (or cause to be prepared) and deliver to Seller, no later than sixty (60) days after each of the First Earn-Out Period and the Second Earn-Out Period, a written statement setting forth in reasonable detail its calculation of the First Earn-Out Payment or the Second Earn-Out Payment, as applicable (the “Earn-Out Statement”). During the thirty (30) days following delivery of the Earn-Out Statement, Seller and its Representatives shall have reasonable access during normal business hours to the facilities, books and records, personnel and accountants of the Company for the purpose of assessing the Earn-Out Statement. Within such thirty (30) days, Seller may object to all or any part of the Earn-Out Statement by delivering to Buyer a written notice setting forth support for their position in reasonable detail (an “Earn-Out Objection”). If Seller agrees in writing to the Earn-Out Statement or fails to timely deliver an Earn-Out Objection, then the First Earn-Out Payment or the Second Earn-Out Payment, as applicable, shall be as set forth in the Earn-Out Statement. If Seller timely delivers an Earn-Out Objection, then Buyer and Seller shall use their respective good faith efforts to resolve the disputed items set forth therein. If Seller and Buyer fail to resolve all disputes raised by the Earn-Out Objection within thirty (30) days after delivery to Buyer thereof, then either Seller or Buyer may submit the unresolved matters in dispute to the Accountant, and Seller and Buyer shall execute any agreement reasonably required by the Accountant for its engagement hereunder. The Accountant shall make a final, binding and non-appealable determination of the First Earn-Out Payment or the Second Earn-Out Payment, as applicable (solely to the extent the components thereof set forth in the Earn-Out Objection remain in dispute), and deliver to Buyer and Seller a revised written reflecting such determination. The fees and expenses of the Accountant shall be allocated to Seller and based upon the percentage that the portion of the contested amount not awarded to such party bears to the amount contested (e.g., if Seller submits an Earn-Out Objection for $1,000, Buyer contests $500 of such amount, and the Accountant resolves the dispute by awarding Seller $300, then the costs and expenses of the Accountant shall be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to Seller).

(c)               If the amount of First Earn-Out Payment or the Second Earn-Out Payment, as applicable (as finally determined in accordance with Section 2.6(b)), is a positive amount, then Buyer shall pay to Seller, promptly after determination thereof, by wire transfer in immediately available funds to an account designated by Seller, an amount equal to the First Earn-Out Payment or the Second Earn-Out Payment, as applicable.

(d)               From the Closing Date until the termination of the Second Earn-Out Period, the Business shall be operated exclusively by Buyer Parent and its Subsidiaries and Buyer Parent shall, and shall cause each of its Subsidiaries to, (i) maintain separate books and records with respect to the Business and (ii) cooperate with Mr. Bensussen to develop reasonable and customary internal management reports with respect to the Business to facilitate assessment of Net Revenue and Direct Contribution for the Business on at least a quarterly basis (it being acknowledged and agreed that the formal determination of Net Revenue and Direct Contribution is only expected on an annual basis in accordance with Section 2.6(b). In the event Buyer Parent or any of its Subsidiaries takes any action (or fails to take any action required by this Agreement) other than in good faith and in the ordinary course, which action (or inaction) increases the expenses incurred by the Business or allocates additional expenses to the Business, in each case, not presently contemplated in the budget of the Business, then the impact of such expenses or allocations shall be disregarded for purposes of determining the Direct Contribution during all periods in which they are so incurred or allocated. Seller acknowledges and agrees that, subject to the foregoing and Section 2.6(e), there is no assurance that Seller will receive any Earn-Out Consideration and the Buyer has not promised that any Earn-Out Consideration will be paid.

(e)               Until the earlier of the end of the Second Earn-Out Period and the termination of Mr. Bensussen's employment with Buyer and its Subsidiaries, (i) Mr. Bensussen shall be the Senior Vice President of the Business, (ii) the Continuing Employees and other employees hired to primarily support the operating activities of the Business (collectively, “Post-Closing Continuing Employees”) shall report directly or indirectly to Mr. Bensussen, (iii) Mr. Bensussen shall be granted a budget for direct operating expenditures of $25,110,000 for the First Earn Out Period and $27,460,000 for the Second Earn Out Period, in each case, as specified in the Earn Out Calculation Principles and (iv) Mr. Bensussen will have the authority consistent with prior practice to manage, conduct and operate the business affairs of the Business, subject to (A) the applicable operating expenditures budget (as established pursuant to this Section 2.6(e)), (B) Mr. Bensussen’s reporting relationship to the Executive Vice President, ACCO Brands North America and (C) the generally applicable policies of Buyer and Buyer Parent, including Buyer Parent’s code of conduct and policies with respect to Buyer Parent’s financial reporting and legal compliance. Except as otherwise approved by Mr. Bensussen (such approval not to be unreasonably withheld, conditioned or delayed), Post-Closing Continuing Employees shall devote their full business time to the Business during the First Earn-Out Period and Second Earn-Out Period, it being acknowledged and agreed that such employees shall be required to comply with applicable Law and Buyer Parent’s internal financial controls and reporting, compliance and other general policies and practices in connection with the Business.

(f)                Buyer, on its behalf and on behalf of its Affiliates, hereby waives any rights of set-off, netting, offset, recoupment or similar rights that Buyer or its Affiliates may have with respect to any Earn-Out Consideration.

(g)               Notwithstanding anything to the contrary in this Agreement, if (i) Buyer Parent sells or otherwise transfers to any Person (other than any direct or indirect wholly owned Subsidiary of Buyer Parent), directly or indirectly, a material portion of the properties and assets of the Business, whether by way of merger, consolidation, business combination, asset sale or otherwise, including through a sale of equity interests in any entity that directly or indirectly holds any properties or assets of the Business, or a combination of any of the foregoing (such transactions, collectively, a “Sale of the Business”), then the Earn-Out Consideration shall be immediately due and payable in full at or immediately prior to the consummation of such transaction, or (ii) Buyer terminates the employment of Mr. Bensussen without Cause or Mr. Bensussen’s employment is terminated for Good Reason on or prior to the end of the Second Earn-Out Period, then the Earn-Out Consideration shall be immediately due and payable upon such termination. Notwithstanding the foregoing, none of following shall constitute a Sale of the Business for purposes of this Agreement: (A) the sale or other transfer of voting equity of Buyer Parent, directly or indirectly, by way of merger, consolidation, business combination or otherwise (including any such sale or other transfer that results in a sale of control of Buyer Parent), (B) the sale or other transfer, directly or indirectly, of all or substantially all of the properties and assets of Buyer Parent and its Subsidiaries (including the Company), taken as a whole, or (C) internal reorganizations, restructuring or other transactions between or among Buyer Parent and its Subsidiaries with respect to the Business or the Company; provided that, in each case, the Business continues to be operated exclusively by Buyer Parent (or its successor) and its Subsidiaries.

(h)               Each of Seller, the Principals and their respective Representatives shall be required, as a condition to access to and receipt of any information related to the Business pursuant to this Section 2.6, to execute and deliver to Buyer Parent a customary confidentiality agreement in form and substance reasonably satisfactory to Buyer Parent. The Parties hereby acknowledge and agree that the Earn-Out Consideration shall be treated as an installment obligation for purposes of Section 453 of the Code, and no party shall take any action or filing position inconsistent with such characterization unless otherwise required by applicable Law. Any Earn-Out Consideration paid to Seller pursuant to this Agreement shall be treated as an adjustment to the Final Purchase Price for U.S. federal and applicable state and local income Tax purposes (to the extent not treated as imputed interest pursuant to Section 483 of the Code), except as otherwise required by applicable Law.

2.7              Withholding. Notwithstanding any other provision of this Agreement, Buyer and any of its Affiliates shall be entitled to deduct and withhold from any consideration payable or deliverable to any Person in connection with the transactions contemplated by this Agreement, such amounts that Buyer is required to deduct and withhold under any applicable Law. Other than withholding on amounts treated as compensation for Tax purposes, at least thirty (30) days prior to withholding any amount pursuant to this Section 2.7, the applicable withholding agent shall use commercially reasonable efforts to provide written notice to the Person to whom such amounts would otherwise have been paid, together with reasonably sufficient details regarding the nature of the relevant withholding Tax. To the extent that amounts are so withheld by Buyer, Buyer shall remit such withheld or deducted amounts to the applicable Governmental Entity and such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding or deduction was made.

ARTICLE III

Representations and Warranties of Seller

Except as set forth in the corresponding sections or subsections of the Seller Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Seller Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

3.1              Organization, Good Standing and Qualification. Seller (i) is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Washington, (ii) has all requisite limited liability company power and authority to own, pledge or dispose of the Company Units, to own, use and operate the properties and assets of the Business and to carry on the Business as presently conducted and (iii) is qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its assets or properties or conduct of the Business requires such qualification, except in the case of clause (ii) or (iii) where the failure to have such power or authority, or to be so qualified or in good standing, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair, the consummation of the Transactions. Seller Parent (A) is a corporation duly organized, validly existing and in good standing under the Laws of the state of Washington and (B) is qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its assets or properties or conduct of the Business requires such qualification, except in the case of clause (B) where the failure to have such power or authority, or to be so qualified or in good standing, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair, the consummation of the Transactions.

3.2              Company Units; The Company.

(a)               Seller is the sole owner, beneficial and record, of all of the Company Units and has good title to the Company Units, free and clear of all Liens. The Company Units have been duly authorized and are validly issued, were not issued in violation of any Law or preemptive rights and constitute the only issued and outstanding Equity Interests of the Company. Upon consummation of the Transactions, Buyer shall acquire good and valid title to the Company Units, free and clear of all Liens. Except for the Company Units, neither Seller nor any other Person owns of record or beneficially, or has any interest in or right to acquire, any Equity Interests in the Company.

(b)               The Company does not own, directly or indirectly, any Equity Interests of any other Person.

(c)               The Company was formed solely for the purpose of the Transactions and has not, and at no time prior to the Closing will have, engaged in any business activities other than the Business and does not, and at no time prior to the Closing will, have assets, liabilities or obligations of any nature other than as incurred in connection with its formation and as contemplated by this Agreement or the Contribution and Assumption Agreement or as otherwise required to effect the Transactions.

(d)               The Company (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has all requisite limited liability company or similar power and authority to own and operate its properties and assets and to carry on the Business as presently conducted and (iii) is qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its assets or properties or its operation of the Business requires such qualification, except in the case of clause (ii) or (iii) where the failure to have such power or authority, or to be so qualified or in good standing, would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business, or prevent, materially delay or materially impair the consummation of the Transactions.

(e)               Other than this Agreement, there are no options, calls, pledges, puts, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription or other rights, or agreements, arrangements or commitments under which Seller or any of its Subsidiaries is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, any Company Units or other Equity Interests in the Company, or any securities or obligations exercisable or exchangeable for, or convertible into, Company Units or other Equity Interests in the Company. Except for this Agreement, neither Seller nor any of its Subsidiaries is a party to any voting trust, proxy or other similar agreement or understanding with respect to the voting, purchase, repurchase or transfer of the Company Units or other Equity Interests in the Company,.

3.3              Authorization. Each of Seller Parent, Seller, Mr. Bensussen and Mr. Deutsch has all right, power and authority to execute, deliver and perform its or his obligations under this Agreement and the Ancillary Agreements to which it or he will be a party. This Agreement has been, and the Ancillary Agreements to which Seller Parent, Seller, Mr. Bensussen or Mr. Deutsch will be a party will be, duly authorized, executed and delivered by Seller Parent, Seller, Mr. Bensussen or Mr. Deutsch, as applicable, and, assuming this Agreement and each such Ancillary Agreement is a valid and binding obligation of Buyer, Buyer Parent or such other party, constitutes or will constitute a valid and binding agreement of Seller Parent, Seller, Mr. Bensussen or Mr. Deutsch, as applicable, enforceable against Seller Parent, Seller, Mr. Bensussen or Mr. Deutsch, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The Company will have all right, power and authority to execute, deliver and perform its obligations under all of the Ancillary Agreements to which it is to be a party that are executed prior to the Closing. Each Ancillary Agreement to which the Company is to be a party that is executed prior to the Closing will be duly authorized, executed and delivered by the Company and, assuming such Ancillary Agreement is a valid and binding obligation of Buyer or such other party, will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.4              Governmental Filings; No Violations.

(a)               Other than the filings and/or notices under the HSR Act, no notices, reports or other filings are required to be made by Seller Parent, Seller, Mr. Bensussen, Mr. Deutsch or the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller Parent, Seller, Mr. Bensussen or Mr. Deutsch from, any Governmental Entity in connection with the execution, delivery or performance of this Agreement by Seller Parent, Seller, Mr. Bensussen or Mr. Deutsch, as applicable, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b)               The execution, delivery and performance of this Agreement by Seller Parent, Seller, Mr. Bensussen and Mr. Deutsch do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of the Organizational Documents of Seller Parent, Seller, the Company or any Subsidiary of the Company, (ii) with or without notice, lapse of time or both, a breach or violation of, or a default under, or the acceleration of any obligations or the creation of a Lien on the assets of Seller Parent or any of its Subsidiaries (including the Company) pursuant to, any Material Contract or any Contract for Leased Real Property or (iii) a breach or violation of any Law applicable to Mr. Bensussen, Mr. Deutsch, Seller Parent or its Subsidiaries (including the Company) (assuming compliance with the matters referred to in Section 3.4(a)), except, in the case of clauses (ii) and (iii) above, for any such breaches, violations, defaults, accelerations or creations would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business, or prevent, materially delay or materially impair the consummation of the Transactions.

3.5              Financial Statements.

(a)               Schedule 3.5(a)-1 of the Seller Disclosure Letter sets forth (i) the consolidated balance sheet of Seller and its Subsidiaries as of December 31, 2019 (audited), to the extent assets and liabilities are directly attributable to the Business, (ii) the consolidated balance sheet of Seller and its Subsidiaries as of September 30, 2020 (unaudited), to the extent assets and liabilities are directly attributable to the Business, (iii) the consolidated statements of income and statements of cash flows of Seller and its Subsidiaries for the twelve (12) month period ended December 31, 2019 (audited), to the extent income, expenses and cash flows, as applicable, are directly attributable to the Business, and (iv) the consolidated statements of income and statements of cash flows of Seller and its Subsidiaries for the nine (9) month period ended September 30, 2020 (unaudited), to the extent income, expenses and cash flows, as applicable, are directly attributable to the Business (collectively, the “DC Financial Statements”). Schedule 3.5(a)-2 of the Seller Disclosure Letter sets forth other financial information regarding the Business provided by Seller in connection with the Transaction (“Unaudited Business Financial Information”).

(b)               The DC Financial Statements and, to the extent applicable, the Unaudited Business Financial Information, have been prepared in accordance with the Accounting Principles. The DC Financial Statements and the Unaudited Business Financial Information (i) fairly present, in all material respects, the assets, liabilities, income and cash flows of the Business, as applicable, to the extent directly attributable to the Business (to the exclusion of the Retained Business) as of the dates thereof and for the periods then ended, subject to (A) the absence of any footnote disclosures or other presentation items and (B) changes resulting from normal quarter or year-end adjustments that would not reasonably be expected to be material in amount or effect and (ii) were derived from, and are materially consistent with, the books and records of Seller and its Subsidiaries, including the financial data inputs into the audited consolidated financial statements of Seller for the twelve (12) months ended December 31, 2019 and the unaudited consolidated financial statements of Seller for the nine (9) months ended September 30, 2020, as applicable, and the financial accounting and reporting systems of Seller.

(c)               The Acquired Business Financial Statements (i) will be or have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby, (ii) will have been or have been prepared in accordance with the carve-out guidelines included in SEC Staff Accounting Bulletin Topic 1.B. in all material respects, (iii) fairly present, in all material respects, the financial condition and results of operations of the Business as of the dates thereof and for the periods then ended, subject to, in the case of the Unaudited Acquired Business Financial Statements, (A) the absence of full footnote disclosures and other presentation items and (B) changes resulting from normal quarter or year-end adjustments that would not reasonably be expected to be material in amount or effect and (iv) will be or have been derived from, and will be or are materially consistent with, the books and records of Seller and its Subsidiaries, including the financial data inputs into the audited consolidated financial statements of Seller for the twelve (12) months ended December 31, 2019 and the unaudited consolidated financial statements of Seller for the nine (9) months ended September 30, 2020, as applicable, and the financial accounting and reporting systems of Seller.

(d)               There are no Liabilities of the Business other than such Liabilities that (i) have been adequately set forth or reserved against in the DC Financial Statements as of December 31, 2019, (ii) have arisen in the ordinary course of business since December 31, 2019 that do not result from breach or violation of Contract, warranty, Law, tort, infringement or misappropriation, (iii) are or will be Excluded Liabilities (as defined in the Contribution and Assumption Agreement) or (iv) are not, individually or in the aggregate, material to the Company (after giving effect to the Contribution) or to the Business.

(e)               Seller and its Subsidiaries maintain a system of internal controls over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting for the Business, including that (i) transactions are executed in accordance with management’s general or specific authorizations and (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Seller in accordance with GAAP and to maintain accountability for their assets.

(f)                The books and records of Seller and its Subsidiaries, to the extent Related to the Business, since January 1, 2018, have been maintained in all material respects in accordance with the applicable requirements of GAAP, are true and complete in all material respects, and correctly and accurately reflect all material dealings and transactions in respect of the business, assets, liabilities and affairs of the Business.

3.6              Absence of Certain Changes.

(a)               Between January 1, 2020 and the date of this Agreement, the Business has been conducted in the ordinary course consistent with past practice (other than actions related to this Agreement, the Contribution and Assumption Agreement and the Transactions).

(b)               Since December 31, 2019, (i) there has not been any change in the financial condition, properties, or results of operations of the Business that has had, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect and (ii) none of the actions circumscribed by Section 5.1 have been taken which, had such action occurred after the date of this Agreement, would be in violation of Section 5.1.

3.7              Litigation. Since January 1, 2016, (a) there have been no, and there are no pending, or to Seller’s Knowledge, threatened Actions against Seller or its Subsidiaries, or any of their respective employees, officers or directors in their capacities as such, in each case, with respect to or otherwise affecting the Business or involving the validity or enforceability of this Agreement and (b) none of Seller or its Subsidiaries has been or is a party to or, to Seller’s Knowledge, otherwise bound by, any Order of any Governmental Entity that affects the Business, in each case except for those that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business, or to prevent, materially delay or materially impair the ability of Seller to consummate the Transactions.

3.8              Employee Benefits and Employment.

(a)               All material Benefit Plans are listed on Schedule 3.8(a) of the Seller Disclosure Letter. Seller has separately identified in Schedule 3.8(a) of the Seller Disclosure Letter each material Non-US Benefit Plan. With respect to each Benefit Plan, Seller has provided or made available to Buyer true and complete copies of each of the following: (i) the plan documents of all Benefit Plans listed on Schedule 3.8(a) of the Seller Disclosure Letter, including any amendments thereto (or, if unwritten, a written summary of the material terms thereof); (ii) copies of any summary plan descriptions, summaries of material modifications, summaries of benefits and coverage, employee handbooks and other written communications related to each Benefit Plan; and (iii) in the case of a Benefit Plan intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter form the IRS and any legal opinions issued thereafter with respect to such Benefit Plan’s continued qualification.

(b)               Except as set forth in Schedule 3.8(b) of the Seller Disclosure Letter, (i) each Benefit Plan (including any related trusts) has been established, operated and administered in material compliance with its terms and applicable Laws, including, without limitation, ERISA and the Code and the regulations promulgated thereunder; (ii) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the IRS to the prototype or volume submitter plan sponsor, that such plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to Seller’s Knowledge, nothing has occurred that could reasonably be expected to adversely affect the qualified status of such plan; and (iii) there are no pending or, to Seller’s Knowledge, threatened claims (other than routine claims for benefits), audits or proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto. All benefits, contributions, reimbursements and premiums required by and due under the terms of each Benefit Plan or applicable Law have been timely made, or if not yet due, properly accrued, in accordance with the terms of such Benefit Plan, the terms of all applicable Laws, and GAAP. There has been no non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in a material Liability to Seller or any ERISA Affiliate and no breach of fiduciary duty (as determined under ERISA) with respect to any Benefit Plan. Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject Seller or any ERISA Affiliate, or with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a Tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Sections 4980B, 4980D or 4980H of the Code.

(c)               Neither Seller nor any ERISA Affiliate has contributed to (or had any obligation of any sort with respect to), or has any liability (including any contingent liability) under or with respect to, in the last six (6) years a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. Neither the Seller nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability), in the last six (6) years, under or with respect to: (i) any “multiemployer plans” within the meaning of Section 3(37) of ERISA; (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(d)               Except as required under Section 4980B of the Code or other applicable law, no Benefit Plan provides post-termination or retiree health benefits to any individual for any reason, and neither the Seller nor any ERISA Affiliate has any liability to provide post-termination or retiree health benefits to any Business Employee.

(e)               Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Business Employees to severance pay or any material increase in severance pay, or (ii) accelerate the time of payment or vesting or materially increase the amount payable, or result in any other material obligation pursuant to, any of the Benefit Plans.

(f)                Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither the Seller nor any Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the Code.

(g)               Each Non-US Benefit Plan required to be registered or intended to meet certain regulatory or requirements for favorable tax treatment has been timely and properly registered and has been maintained in good standing with the applicable regulatory authorities and requirements. All Non-US Benefit Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Non-US Benefit Plan that is not required to be funded.

(h)               Each individual working in the capacity of an independent contractor for Seller with respect to the Business, and identified on Schedule 1.1(a)(ii) of the Seller Disclosure Letter, has at all times been and is engaged in a compliant contractual non-employment relationship during the pendency of the contract and any prior related contracts, under the relevant jurisdiction’s law and regulations, and there is not now, nor has there been, an employment relationship between any such individual and Seller.

3.9              Compliance with Laws; Licenses.

(a)               Since January 1, 2016, (i) Seller and its Subsidiaries have conducted the Business in compliance with all Laws applicable to the Business and (ii) neither Seller nor any of its Subsidiaries has received any written notice alleging any violation of Law by the Business, the Company, except in each case for such non-compliance or violations that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business. Neither Seller nor any Subsidiary has received written notice that there exists or may exist any unresolved investigation, inquiry, audit or similar proceeding before any Governmental Entity and, to Seller’s Knowledge, no Governmental Entity has initiated or threatened any investigations, inquiries, audits or enforcement actions against or Related to the Business or against the Company, except as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business.

(b)               Seller and its Subsidiaries have (and, as of immediately prior to the Closing, the Company will have) all permits, licenses, registrations, exemptions, waivers, certificates and other governmental authorizations, consents and approvals (collectively, the “Licenses”) necessary to conduct the Business as currently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business. All of such Licenses are in full force and effect and have not been revoked, suspended or otherwise limited and no written notice has been received by Seller or any of its Subsidiaries alleging a material violation of or material liability under any such License which remains pending or unresolved, except as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business.

(c)               Since January 1, 2016, the Business has been operated in compliance in all respects with (i) all export, reexport, retransfer, import, and customs Laws administered or enforced by the United States (including those Laws administered by the U.S. Department of Commerce’s Bureau of Industry and Security and the U.S. Department of Homeland Security - Customs and Border Protection) or any other applicable Governmental Entity; (ii) all economic sanctions Laws, including those administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or any other applicable Governmental Entity; and (iii) the anti-boycott regulations administered by the U.S. Department of Treasury and the U.S. Department of Commerce, except in each case as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business. None of Seller or any of its Subsidiaries, nor, to Seller’s Knowledge, any employee (with such Knowledge determined are related to such employees without regard to any obligation of reasonable due inquiry by Seller), officer or director of Seller or any of its Subsidiaries, has been or is designated on, or is owned or controlled by any party that has been or is designated on, the U.S. Department of Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals List, except as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business. Since January 1, 2016, neither Seller nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with any export, reexport, retransfer, import, and customs Laws in connection with the Business.

(d)               Since January 1, 2016, Seller and its Subsidiaries have complied in all material respects with all applicable anti-bribery, anti-corruption and anti-money laundering Laws (the “Anti-Corruption Laws”) in connection with the Business. Since January 1, 2016, neither Seller nor any of its Subsidiaries nor, to the Knowledge of Seller, any of their respective director or officers, has been the subject of any Action, demand letter, settlement, or enforcement action relating to any Anti-Corruption Law or any Law related to terrorism financing in connection with the Business, except as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business. Since January 1, 2016, neither Seller nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity (including but not limited to the U.S. Department of Justice, U.S. Securities Exchange Commission, or U.K. Securities Fraud Office) with respect to any alleged act or omission arising under or relating to any non-compliance with any Anti-Corruption law in connection with the Business, except as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business. Seller and its Subsidiaries have implemented policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws in connection with the Business.

3.10          Material Contracts.

(a)               Schedule 3.10(a) of the Seller Disclosure Letter sets forth a list of each of the following Contracts (other than (1) any Organizational Documents of Seller or its Subsidiaries, (2) Benefit Plans (which are separately addressed in Section 3.8), (3) Contracts with respect to leases and subleases of real property (which are separately addressed in Section 3.12) or (4) purchase orders) in effect as of the date of this Agreement (each, a “Material Contract”):

(i)          any Contract pursuant to which Seller or any of its Subsidiaries currently leases tangible personal property to or from any Person providing for lease payments in excess of $100,000 per annum;

(ii)         any Contract or series of related Contracts with any Person under which Seller and its Subsidiaries would reasonably be expected receive from or pay to any Person in excess of $2,000,000 in the aggregate during the year ended December 31, 2020, excluding any Contract with any Material Customer or Material Supplier;

(iii)        any Contract that would reasonably be expected to involve the payment of royalties to or receipt of royalties from any Person in an amount in excess of $1,000,000 in the aggregate during the year ended December 31, 2020, calculated based on the revenues or income of Seller or its Subsidiaries or income or revenues related to any product of Seller or its Subsidiaries;

(iv)        any Contract creating or governing a partnership, joint venture, limited liability company involving a sharing of profits or losses with any third party;

(v)          any Contract for the settlement of any Action under which there remains any material obligation of Seller or any of its Subsidiaries;

(vi)         any Contract containing exclusivity restrictions or covenants restricting the ability of Seller or any of its Affiliates to compete in any line of business or geographical area or with any Person;

(vii)        any Contract involving the receipt or payment by the Business in excess of $50,000 per year which contains performance guarantees or minimum purchase requirements;

(viii)       any Contract governing the terms of any Indebtedness, other than any Indebtedness for borrowed money;

(ix)         any Contract pursuant to which the Seller or any of its Subsidiaries licenses or otherwise is permitted to use Intellectual Property of a third party, or licenses or otherwise permits a third party to use any Owned Intellectual Property, in each case that is material to the Business and provides for payments in excess of $100,000 per annum, other than licenses for shrink-wrap, click-wrap and off-the-shelf software, and other licenses of un-customized software that is commercially available to the public generally;

(x)          any Contract involving the sale or acquisition of any business, securities or material assets of a third party that was entered into since January 1, 2018, or under which there remains any material obligation on the part of Seller or any of its Subsidiaries;

(xi)         any Contract governing any terms of any independent contractor of the Business;

(xii)        any Contract reasonably expected to involve future capital expenditures of more than $500,000 in the aggregate by or on behalf of Seller or any of its Subsidiaries or

(xiii)       any Contract with any Material Customer or Material Supplier.

(b)               Each of the Material Contracts is valid and binding on Seller or its Subsidiaries (and, as of immediately prior to the Closing, the Company (to the extent such Material Contract then remains in effect in accordance with its terms)), as the case may be, and, to Seller’s Knowledge, is valid and binding on each other party thereto, and is in full force and effect (subject to the Bankruptcy and Equity Exception), except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business. There is no default or breach under any Material Contract by Seller or any of its Subsidiaries, or to Seller’s Knowledge, by any other party thereto, except for any such default or breach that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business. Prior to the date of this Agreement, Seller made available to Buyer copies of all Material Contracts, together with any extensions, renewals, guaranties and other agreements with respect thereto, that are true and complete in all material respects.

3.11          Material Customers and Suppliers.

(a)               Schedule 3.11(a) of the Seller Disclosure Letter sets forth a true and complete list for the twelve (12) months ended September 30, 2020 of the ten (10) largest customers or distributors of the Business, measured by the revenues earned by Seller and its Subsidiaries, on a consolidated basis, during such twelve (12) month period (each, a “Material Customer”).

(b)               Schedule 3.11(b) of the Seller Disclosure Letter sets forth a true and complete list for the twelve (12) months ended September 30, 2020 of the ten (10) largest suppliers of the Business, measured by the expenditures of Seller and its Subsidiaries, on a consolidated basis, during such twelve (12) month period (each, a “Material Supplier”).

(c)               No Material Customer or Material Supplier has given Seller or any of its Subsidiaries written notice that such Person intends to or, to Seller’s Knowledge, has otherwise threatened to, terminate its arrangements with respect to the Business or reduce or become unable for any reason to maintain the volume of business transacted with respect to the Business by more than twenty-five percent (25%) (other than reductions in volume as a result of project completions or as contemplated by any Contract) or otherwise materially alter its business relationship with the Business. None of Seller or its Subsidiaries has received written notice from any Material Customer or Material Supplier of any material problem or dispute with Seller or any of its Subsidiaries. To Seller’s Knowledge, (i) no Material Customer or Material Supplier is or is currently contemplated to become the subject of any voluntary or involuntary bankruptcy, solvency or other similar proceedings and (ii) as of the date of this Agreement, the Transactions, including the Contribution, will not adversely affect the relationship of any Material Customer or Material Supplier with the Business or the Company (after giving effect to the Contribution), except in each case as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business.

3.12          Real Property.

(a)               None of Seller or its Subsidiaries owns fee interest in any real property that is Related to the Business.

(b)               (i) The Contracts of Seller and its Subsidiaries for the lease, sublease, license or other use or occupancy of real property set forth on Schedule 3.12(b) of the Seller Disclosure Letter (the “Leased Real Property”) are valid, legally binding, enforceable and in full force and effect (subject to the Bankruptcy and Equity Exception), (ii) none of Seller or any of its Subsidiaries is in breach of or default under any Contract for the Leased Real Property, (iii) no event has occurred that, with notice, lapse of time or both, would constitute a breach or default by Seller or any of its Subsidiaries pursuant to any Contracts for the Leased Real Property or would permit early termination by the landlord thereunder, and (iv) there are no pending or threatened appropriation, condemnation, eminent domain or like proceedings relating to the Leased Real Property, except in each case any instance of invalidity, unenforceability, breach, default, event or proceedings that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business.

(c)               None of Seller or any of its Subsidiaries has entered into or assumed and become subject to any written or oral sublease, license, concession, occupancy agreement or other contract granting to any other Person (other than Seller or its Subsidiaries) the right to use or occupy any of the Leased Real Property, and no Person (other than Seller or its Subsidiaries) is in possession of any of the Leased Real Property.

(d)               Other than the Leased Real Property, as of the date of this Agreement none of Seller or any of its Subsidiaries leases or subleases from any Person any real property that is used in connection with the Business in a material respect.

(e)               Prior to the date of this Agreement, Seller made available to Buyer copies of all Contracts for the lease of the Leased Real Property, together with any extensions, renewals, guaranties and other agreements with respect thereto, that are true and complete in all material respects.

3.13          Environmental Matters.

(a)               Except for such matters that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business, (i) the Business is conducted in compliance with all applicable Environmental Laws and (ii) Seller and its Subsidiaries (and, as of the Closing, the Company will) possess all permits, licenses, registrations, authorizations and approvals required under applicable Environmental Laws for the operation of the Business as presently conducted.

(b)               Except as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business, none of Seller or its Subsidiaries or, to the Knowledge of Seller, the Leased Real Property, (i) is the subject of any Action pending or, to the Knowledge of Seller, threatened by any Governmental Entity or any other Person alleging the violation of any applicable Environmental Law or (ii) is the subject of any Order arising under any Environmental Law. Since January 1, 2018, there has been no release of any Hazardous Substance by Seller or any of its Subsidiaries at any of the current or former facilities owned or leased by Seller and its Subsidiaries and that are or were Related to the Business.

3.14          Taxes.

(a)               Each of the Company and Seller has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file properly obtained) all income and other material Tax Returns required to be filed with respect to Taxes of the Company and Taxes Related to the Business and all such Tax Returns are true, complete and accurate in all material respects,

(b)               All Taxes of the Company and all Taxes Related to the Business have been timely paid in full.

(c)               The Company, Seller and their respective Affiliates have (i) collected all material sales and use Taxes Related to the Business required to be collected and timely and properly remitted such amounts to the appropriate Governmental Entity and (ii) to the extent applicable, furnished properly completed exemption certificates and maintained all such records and supporting documents in respect of any sales and use Taxes Related to the Business in the manner required by applicable Law.

(d)               All Taxes the Company and all other Taxes Related to the Business either the Company, Seller or any of its Subsidiaries is obligated to withhold from amounts owing to any Business Employee, independent contractor, creditor, equity holder, or third party have been paid, and all IRS Forms W-2, 1099s and other similar Tax forms and filings required with respect thereto have been properly completed and timely filed in all material respects.

(e)               Neither the Company nor the Seller has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (in each case, to the extent Related to the Business). There are no pending or, to Seller’s Knowledge, threatened, audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters of the Company or Taxes or Tax matters of the Seller or its Subsidiaries that are Related to the Business.

(f)                Neither the Company nor Seller or any of its Affiliates has requested or entered into any agreement, ruling or arrangement with any Governmental Entity, or signed any binding agreement with respect to Taxes with any Governmental Entity (including any advanced pricing agreement), Related to the Business that could affect the Taxes of the Company or Purchaser after the Closing Date.

(g)               There are no Liens for Taxes upon any of the Contributed Assets, the Directly Transferred Assets or any other assets of the Business other than Permitted Liens.

(h)               The Company has at all times since its formation been treated as an entity disregarded as separate from Seller for U.S. federal and applicable state and local income Tax purposes and has not made or filed any election pursuant to Treasury Regulation Section 301.7701-3 contrary to such treatment.

(i)                 The Financial Statements fully accrue all Liabilities for Taxes of the Company and all Taxes Related to the Business for all periods through the dates thereof, and such Liabilities do not exceed the reserve provided for in the Financial Statements as adjusted for the passage of time through the Closing Date, in each case, in accordance with GAAP and with past custom and practice. Since the date of the Financial Statements, neither the Company nor the Seller has incurred any Liability for Taxes Related to the Business outside of the ordinary course of business.

(j)                 No claim has been made by a Governmental Entity in a jurisdiction where the Company or the Seller does not file a Tax Return with respect to the Business, that the Company or the Seller should be filing Tax Returns in such jurisdiction with respect to the Business.

(k)               The Company does not have any Liability for Taxes of any other Person as a transferee or successor, including pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).

(l)                 Neither the Company, Seller nor any of its Affiliates are a party to a Tax sharing, Tax allocation or similar arrangement (other than pursuant to customary provisions in commercial arrangements entered into in the ordinary course of business the primary purpose of which is not related to Tax), pursuant to which Buyer or any of its Affiliates may have any obligations to make payments after the Closing.

3.15          Labor Matters. Neither Seller nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement covering Business Employees or other Contract with a labor union or labor organization covering Business Employees, nor is Seller or any of its Subsidiaries the subject of any material proceeding that asserts that Seller or any of its Subsidiaries has committed an unfair labor practice with respect to Business Employees or that seeks to compel it to bargain with any labor union or labor organization, nor is there pending or, to Seller’s Knowledge, threatened any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Business or any Business Employees. To Seller’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving Business Employees. The Business is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health. No allegations of sexual or other harassment or discriminations have been made or, to the Seller’s Knowledge, threatened to be made against any Business Employee who is currently an officer, executive or manager, or since January 1, 2016, any former officer, executive or manager of the Business. The Business Employees constitute all of the employees of Seller or its Affiliates that are primarily engaged in the conduct of the Business except for such services (other than the services to be provided by the Leased Employees pursuant to the Transition Services Agreement) as provided in the Transition Services Agreement.

3.16          Intellectual Property; Data Privacy.

(a)               Schedule 3.16(a) of the Seller Disclosure Letter lists all Registered Owned Intellectual Property, indicating for each item the registration or application number, the filing or registration date, the record (and, if different, beneficial) owner, and the applicable filing jurisdiction. All material Registered Owned Intellectual Property is subsisting, and to Seller’s Knowledge, is valid and enforceable and is not subject to any Liens other than Permitted Liens. As of the date of this Agreement, no Registered Owned Intellectual Property is subject to any pending Action or outstanding Order concerning the validity, enforceability, ownership, registration, use or scope of any such Intellectual Property.

(b)               Seller and its Subsidiaries have (and, as of immediately prior to the Closing, the Company will have) sufficient rights to all Intellectual Property and Technology that is Related to the Business to conduct the Business, in all material respects, as presently conducted, and the use and exploitation of all such intellectual Property following the Closing by the Company will be on substantially the same terms as the terms applicable to Seller and its Subsidiaries prior to the Contribution.

(c)               To Seller’s Knowledge, the conduct of the Business does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property of any third party, and has not infringed, diluted, misappropriated or otherwise violated the Intellectual Property of any third party during the three (3) year period immediately preceding the date of this Agreement. There is no Action pending or, to the Seller’s Knowledge, threatened alleging that the conduct of the Business is infringing, diluting, misappropriating or otherwise violating, or has infringed, diluted, misappropriated or otherwise violated any Person’s Intellectual Property rights. To Seller’s Knowledge, no Person is infringing, diluting, misappropriating or otherwise violating any Intellectual Property rights owned by Seller and its Subsidiaries and Related to the Business.

(d)               Seller and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the Trade Secrets that are Related to the Business, and, to Seller’s Knowledge, there has been no unauthorized access, use or disclosure of such Trade Secrets. All former and current officers, directors, employees, consultants, agents, and independent contractors of the Seller and its Subsidiaries who have contributed to or participated in the conception and development of Intellectual Property Related to the Business have entered into valid and binding proprietary rights agreements with the relevant Seller or Subsidiary vesting ownership of such Intellectual Property in such Seller or Subsidiary, except where such ownership is vested by operation of law.

(e)               (i) The IT Assets that are Related to the Business operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required for the operations of the Business and have not materially malfunctioned or failed within the past five (5) years; (ii) no Person has gained unauthorized access to such IT Assets, and there has been no other security breach or other similar event affecting any such IT Assets which has resulted in the unauthorized access, use, disclosure, modification, encryption, loss or destruction of any Company Data or any other material information or data stored or contained therein; and (iii) Seller and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, integrity and security of such IT Assets, as well as reasonable data backup, system redundancy, and disaster avoidance and recovery technology and procedures, consistent with industry practices.

(f)                In the collection and Processing of any Personal Data Related to the Business, Seller and its Subsidiaries are, and to Seller’s Knowledge, its and their Personal Data Processors and Personal Data Suppliers are, in compliance with and since January 1, 2016 have complied with, all applicable Privacy Commitments in all material respects. Without limiting the foregoing, Seller and its Subsidiaries have, and to Seller’s Knowledge, its and their Personal Data Suppliers have, collected all Personal Data Related to the Business lawfully including acquiring all necessary consents from data subjects and otherwise have all requisite legal authority to Process, use and hold such Personal Data in the manner it is Processed by such Persons without breaching any of the Privacy Commitments in any material respect. Seller and its Subsidiaries have adopted and maintain appropriate technical and organizational security measures designed to prevent the unlawful Processing of Personal Data and unauthorized access, accidental loss or destruction of or damage to Personal Data in its, or its Subsidiaries’ possession or control, which measures are in compliance in all material respects with the Privacy Commitments.

(g)               To the extent that Seller or its Subsidiaries Process any financial account numbers (such as credit cards, bank accounts, PayPal accounts, debit cards), passwords, CCV data, or other related data in connection with their operation of the Business, each of Seller and its Subsidiaries has implemented information security procedures, processes and systems that have at all times met all applicable Laws related to the Processing of cardholder data, including those established by applicable Governmental Entities, and the Payment Card Industry Standards Council (including the Payment Card Industry Data Security Standard).

(h)               To the extent Related to the Business, Seller and its Subsidiaries present, and since January 1, 2016 have presented, a Privacy Policy which complies with Privacy Laws to Data Subjects prior to the collection of any Personal Data, and no such Privacy Policy is or has been inaccurate, materially misleading or materially deceptive.

(i)                 Seller and its Subsidiaries have not transferred or permitted the transfer of Personal Data Related to the Business originating in the European Economic Area or the United Kingdom outside the European Economic Area or the United Kingdom, except where such transfers have complied with the requirements of Privacy Laws and the Company Privacy Policies.

(j)                 In the operation of the Business, Seller and its Subsidiaries do not sell, rent or otherwise make available to any Person any Personal Data, except in a manner that complies in all material respects with the applicable Privacy Commitments. The execution, delivery and performance of this Agreement and the transactions contemplated herein comply, and will comply, in all material respects, with all Privacy Commitments of the Seller and its Subsidiaries. Immediately following the Transactions, the Company will be permitted to Process, collect, store, use and disclose Personal Data held by the Company to the same extent the Seller and its Subsidiaries would have been able to do so had the Transactions not occurred.

(k)               Since January 1, 2016, neither Seller nor any of its Subsidiaries has received any written (i) notice Related to the Business that Seller or any of its Subsidiaries is or has been in breach of any Privacy Commitment, or (ii) request, complaint or objection to any collection or use of Personal Data Related to the Business from any data protection authority or third party (including data subjects) that remains unresolved.

(l)                 Since January 1, 2016, neither Seller nor any of its Subsidiaries has experienced any unauthorized access to, deletion or other misuse of, any Personal Data Related to the Business in its possession or control (a “Security Incident”) or made or been required to make any disclosure, notification or take any other action under any applicable Privacy Laws in connection with any Security Incident. Since January 1, 2016, Seller and its Subsidiaries have made all notifications to customers or individuals required to be made by Seller or its Subsidiaries under any applicable Privacy Laws arising out of or relating to any event of unauthorized access to or disclosure or acquisition of any Personal Data Related to the Business by any Person of which the Company or its Subsidiaries have knowledge.

(m)             No Action before any court, administrative body or other Governmental Entity (whether of a criminal, civil or administrative nature) has been filed or commenced against Seller or its Subsidiaries nor threatened against Seller or its Subsidiaries in writing, alleging any failure to comply with any Privacy Laws Related to the Business. To Seller’s Knowledge, since January 1, 2016, no action has been filed, commenced or threatened against any Personal Data Supplier or Personal Data Processor with respect to any Personal Data Processed for Seller or its Subsidiaries Related to the Business.

3.17          Related Party Transactions.

(a)              No director or officer of Seller Parent or its Subsidiaries, or any immediate family member or entity controlled by any of such Persons:

(i)               is a party to any Contract, other than (A) the Organizational Documents of the Company or its Subsidiaries, (B) intracompany Contracts of which neither the Company nor any of its Subsidiaries is or will be a party, (C) Contracts related to employment in the ordinary course;

(ii)              has any interest in any material property, asset or right used in the Business;

(iii)             has outstanding any Indebtedness owed to or by Seller or any Subsidiary, other than loans and advances which will remain with the Seller or any of its Subsidiaries (other than the Company); or

(iv)             has any cause of action or other claim Related to the Business, or against the Company or its Subsidiaries, except for claims of employees in the ordinary course of business, including for accrued vacation pay or for accrued benefits under any Benefit Plan.

(b)              Neither Seller Parent nor any of its Subsidiaries (other than Seller and its Subsidiaries) owns any assets, properties or other rights used in the Business.

3.18          Insurance. Schedule 3.18 of the Seller Disclosure Letter lists all insurance policies covering the properties, assets, employees and operations of the Business (the “Insurance Policies”). All of such policies or renewals thereof, or replacements thereof having substantially the same coverage, are in full force and effect, all premiums due thereon have been paid in full, Seller and its Subsidiaries are in compliance in all respects with the terms and conditions of such Insurance Policies and none of Seller or any of its Subsidiaries have received any written notice of cancellation of such Insurance Policies, except in each case as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business.

3.19          Products Liability. Since January 1, 2018, neither the Company nor any of its Subsidiaries has received written notice of any (a) returns of any product of the Business assembled, sold, distributed or delivered by Seller or any of its Subsidiaries as a result of any product failure or defect, other than returns in the ordinary course of business, or (b) Actions against Seller or its Subsidiaries alleging that any product assembled, sold, distributed or delivered by Seller or any of its Subsidiaries caused any serious personal injury and/or death or material property damage, except in each case as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company (after giving effect to the Contribution) or to the Business.

3.20          Title to and Sufficiency of Assets.

(a)               Seller and its Subsidiaries have good and marketable title to all of the material Directly Transferred Assets, free and clear of any Liens, other than Permitted Liens. Seller and its Subsidiaries have (and, as of immediately prior to the Closing, the Company will have) good and marketable title to all material personal, tangible and intangible personal property and assets of the Business (excluding the Excluded Assets (as defined in the Contribution and Assumption Agreement) and the Directly Transferred Assets), free and clear of any Liens, other than Permitted Liens.

(b)               Taking into account the rights, benefits, products or services that will be available to the Company pursuant to the Transition Services Agreement, together with the Directly Transferred Assets to be transferred to Buyer or its designee pursuant to this Agreement, the Company will, as of the Closing, possess all property, assets and rights necessary to conduct the Business as conducted by Seller and its Subsidiaries immediately prior to the Contribution in all material respects.

3.21          CARES Act. None of Seller or any of its Subsidiaries has incurred any indebtedness or other obligations under or pursuant to 15 U.S.C. 636(a)(36) (as added to the Small Business Act (15 U.S. Code Chapter 14A – Aid to Small Business) by Section 1102 of the Coronavirus Aid, Relief, and Economic Security Act) which will be a Liability of the Business.

3.22          Brokers and Finders. No broker, finder, investment bank or similar intermediary is entitled to receive any broker’s, finder’s or similar fee or commission from Seller or any of its Affiliates in connection with this Agreement or the Transactions.

3.23          Reliance. Seller expressly acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE IV, (a) neither Buyer nor any other Person on behalf of Buyer makes, or has made, and (b) the Company and its Representatives are not relying upon, any representation or warranty, express or implied, by operation of law or otherwise, relating to Buyer, its Affiliates or its or their respective businesses or otherwise in connection with the Transactions.

ARTICLE IV

Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller as of the date hereof and as of the Closing as follows:

4.1              Organization, Good Standing and Qualification. Each of Buyer Parent and Buyer (a) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization or formation, (b) has all requisite corporate or limited liability company power and authority, as applicable, own and operate its properties and assets and to carry on its business as presently conducted and (c) is qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (b) or (c) where the failure to have such power or authority, or to be so qualified or in good standing, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

4.2              Authorization. Each of Buyer Parent and Buyer has all right, power and authority and has taken all legal action necessary in order to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements. This Agreement has been, and the Ancillary Agreements will be, duly authorized, executed and delivered by Buyer Parent and Buyer, as applicable, and, assuming this Agreement and each Ancillary Agreement is a valid and binding obligation of Seller Parent, Seller, Mr. Bensussen, Mr. Deutsch or such other party, constitutes a valid and binding agreement of Buyer Parent or Buyer, as applicable, enforceable against Buyer Parent or Buyer, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3              Governmental Filings; No Violations.

(a)               Other than the filings and/or notices under the HSR Act, no notices, reports or other filings are required to be made by Buyer Parent or Buyer with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Buyer Parent or Buyer from, any Governmental Entity in connection with the execution, delivery or performance of this Agreement by Buyer Parent and Buyer, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b)               The execution, delivery and performance of this Agreement by Buyer Parent and Buyer do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of the Organizational Documents of Buyer Parent or Buyer, (ii) with or without notice, lapse of time or both, a breach or violation of, or a default under, or the acceleration of any obligations, or the creation of a Lien on the assets of Buyer Parent, Buyer or any of their respective Subsidiaries pursuant to, any contract or (iii) a breach or violation of any Law applicable to Buyer Parent or Buyer (assuming compliance with the matters referred to in Section 4.3(a)), except, in the case of clauses (ii) and (iii) above, for any such breaches, violations, defaults, accelerations or creations that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

4.4              Litigation. There are no Actions pending or, to Buyer’s Knowledge, threatened against Buyer that seek to enjoin or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, the consummation of the Transactions.

4.5              Available Funds. Buyer has the financial capability and immediately available funds and/or amounts available to be drawn under credit facilities existing as of the date of this Agreement sufficient to consummate the Transactions, including the payment of the Final Purchase Price. Buyer expressly acknowledges and agrees that its obligation to consummate the Transactions is not subject to any condition or contingency with respect to any financing or funding by any third party.

4.6              Brokers and Finders. No broker, finder, investment bank or similar intermediary is entitled to receive any broker’s, finder’s or similar fee or commission from Buyer or any of its Subsidiaries in connection with this Agreement or the Transactions.

4.7              Unregistered Securities. Buyer acknowledges that the Company Units have not been registered under the Securities Act or any state securities laws, and that the Company Units may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is an “accredited investor” as such term is defined in Regulation D promulgated under the Securities Act. Buyer is acquiring the Company Units for its own account with the present intention of holding such Company Units and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act or any other applicable state or foreign securities Laws.

4.8              R&W Insurance Policy. Buyer is securing concurrently with this Agreement, a transaction representations and warranties insurance policy, which policy shall continue to be bound as of the Closing and shall (a) name Buyer as the insured, (b) insure Buyer for any breach or inaccuracy of the representations and warranties made by Seller to Buyer under this Agreement, subject to certain exclusions, conditions and limitations, and (c) contain an irrevocable waiver of subrogation by the insurer in favor of Seller, its Affiliates and their respective Representatives, except in the case of Fraud.

4.9              Access; Investigation; Reliance. Buyer, through its Representatives, has had access to and the opportunity to review all of the documents in the data room maintained on behalf of Seller, and has been afforded access to the books and records, facilities and Representatives of Seller for purposes of conducting a due diligence investigation with respect to the Business. Buyer, through its Representatives, has conducted to its satisfaction an independent investigation of the financial condition, results of operations, assets, liabilities and projected operations of the Business and, in making its determination to proceed with the Transactions, Buyer expressly acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE III, (a) none of Seller, its Affiliates or any other Person on behalf of Seller or its Affiliates makes, or has made, and (b) Buyer and its Representatives are not relying upon, any representation or warranty, express or implied, by operation of law or otherwise, relating to Seller, its Affiliates, the Business or otherwise in connection with the Transactions.

ARTICLE V

Covenants

5.1              Interim Operations of the Business. During the period from the date of this Agreement until the Closing, except to the extent (w) expressly contemplated by or reasonably required to effect the Contribution, (x) described in Schedule 5.1 of the Seller Disclosure Letter or otherwise expressly contemplated by this Agreement, or reasonably required for Buyer to perform its obligations hereunder, (y) Seller reasonably determines in consultation with its outside counsel that compliance with any restriction set forth in this Section 5.1 would violate applicable Law, or (z) Buyer approves such actions in writing (such approval not to be unreasonably withheld, conditioned or delayed), Seller and its Subsidiaries shall conduct the Business in the ordinary course of business and, to the extent consistent therewith, Seller and its Subsidiaries shall use their respective commercially reasonable efforts to preserve intact the business organizations, operations, assets, goodwill and existing relationships with customers, suppliers, creditors, licensors, lessors and employees, in each case to the extent Related to the Business. Without limiting the generality of, and in furtherance of, the foregoing, during the period from the date of this Agreement until the Closing, except to the extent (1) expressly contemplated by or reasonably required to effect the Contribution, (2) described in Schedule 5.1 of the Seller Disclosure Letter or otherwise expressly contemplated by this Agreement, or reasonably required for Buyer to perform its obligations hereunder, or (3) Buyer approves such actions in writing (such approval not to be unreasonably withheld, conditioned or delayed), Seller shall not and shall not permit its Subsidiaries to:

(a)               amend the Organizational Documents of the Company;

(b)               amend or waive any obligation or other provision under, or terminate, the Contribution and Assumption Agreement, including the Ancillary Agreements entered into in connection therewith;

(c)               issue, assign, transfer, sell, pledge, dispose of, redeem, acquire or encumber any Company Units or any Equity Interests of the Company or any Directly Transferred Assets, other than, with respect to inventory or personal property constituting Directly Transferred Assets, sales, transfers, dispositions or acquisitions of such inventory (or components thereof) or personal property in the ordinary course of business;

(d)               adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization, to the extent it would affect any of the assets or properties of the Business;

(e)               enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, other than in the ordinary course of business;

(f)                terminate or enter into any material amendment of any Material Contract, other than any amendment entered into in the ordinary course of business that does not impose material additional costs or obligations on the Company;

(g)               transfer, sell, dispose of or encumber any material portion of its assets Related to the Business, other than sales of inventory in the ordinary course of business;

(h)               transfer, sell, assign, license, abandon, fail to maintain, dedicate to the public, permit to lapse or otherwise dispose of any Intellectual Property material to the Business, other than non-exclusive licenses granted to third parties under Intellectual Property in the ordinary course of business;

(i)                permit or cause the Company to incur any indebtedness for borrowed money, issue any debt securities or guarantee or endorse the obligations of any Person;

(j)                acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein that would be Related to the Business;

(k)               make any material change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;

(l)                commence any material Action involving the assets or properties Related to the Business;

(m)              compromise, cancel or settle any Action or enter into any consent decree or settlement agreement Related to the Business, except where (i) the amount paid settlement is less than $250,000 individually or $1,000,000 in the aggregate and (ii) such settlement would not reasonably be expected to materially and adversely affect the conduct of the Business as currently conducted;

(n)               assume or enter into any labor or collective bargaining agreement relating to the Business or with respect to the Business Employees;

(o)               except as required pursuant to the terms of any Benefit Plan in effect as of the date of this Agreement and made available to Buyer or as otherwise required by applicable Law, (i) increase in any manner the compensation or benefits, or severance or termination pay of any Business Employee, except for (A) Business Employees who are not officers, increases in annual salary or wage rate in the ordinary course of business that do not exceed 2% individually and (B) the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business, (ii) become a party to, establish, adopt, amend, commence participation in or terminate any Benefit Plan in which any Business Employee would be eligible to participate, or any arrangement that would have been such a Benefit Plan had it been entered into prior to this Agreement, (iii) grant any new awards to, or amend or modify the terms of any outstanding awards held by, Business Employees under any Benefit Plan or (iv) (A) alter the position or duties of any employee of Seller or its Subsidiaries who is not a Business Employee so that the employee’s services become exclusively dedicated to the Business or (B) alter the position or duties of any Business Employee in such a way that would cause the Business Employee’s services to become primarily dedicated to a business other than the Business;

(p)               make, change or revoke any material Tax election; change any annual Tax accounting period; adopt or change any accounting method with respect to Taxes; file any amended Tax Return; enter into any closing agreement with respect to Taxes; settle or compromise any Tax claim or assessment; or consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes; in each case, that is of or by the Company or Related to the Business and only to the extent such action could reasonably be expected to adversely affect the Company, the Business, the Contributed Assets, the Directly Transferred Assets or Buyer and its Affiliates in a Post-Closing Tax Period; provided, however, the foregoing shall not apply to any activities related to the establishment of a designated bank account for the Business or the Company or any associated Tax filings as required by applicable Law; or

(q)               agree, authorize or commit to do any of the foregoing.

5.2              Filings; Other Actions; Notification.

(a)               Cooperation. Subject to the terms and conditions set forth in this Agreement, Seller and Buyer shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate and make effective the Transactions as promptly as practicable, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions or avoid an action or proceeding by any Governmental Entity and (ii) the execution and delivery of any additional instruments necessary to consummate the Transactions. Without limiting the foregoing, each of Seller and Buyer shall (A) make its respective filing pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable after the date of this Agreement (but in any event within forty-eight (48) hours of the date hereof) and (B) use its best efforts to obtain early termination of the waiting period with respect to the Transactions under the HSR Act. Subject to applicable Laws relating to the exchange of information, each Party shall have the right to review in advance, and, to the extent practicable, each shall consult with each other on and consider in good faith the views of each other in connection with, all of the information relating to any other Party and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, each Party shall act reasonably and as promptly as practicable.

(b)               Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 5.2, each of Seller and Buyer agree to take or cause to be taken the following actions:

(i)              the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Government Antitrust Entity”) of non-privileged information and documents requested by any Government Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Transactions;

(ii)             the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, including the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions; and

(iii)            the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction or other Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, any and all reasonable steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by Section 5.2(b)(ii)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(c)               Information. Seller and Buyer shall each, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Seller, Buyer or any of their respective Subsidiaries to any Governmental Entity in connection with the Transactions. Subject to applicable Laws and as required by any Governmental Entity, Seller and Buyer shall each furnish to the other Party copies of notices or other communications received by Seller or Buyer, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Transactions.

5.3              Access and Reports. Subject to applicable Law, upon reasonable notice, Seller shall, and shall cause its Subsidiaries to, afford Buyer’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the Business Employees, Contracts and the properties, books and records Related to the Business and, during such period, Seller shall, and shall cause its Subsidiaries to, furnish promptly to Buyer all information concerning its business, properties and personnel Related to the Business as may reasonably be requested; provided, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by Seller herein. The foregoing shall not require Seller (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of Seller would result in (i) the disclosure of any trade secrets of third parties or (ii) the violation of or the creation of any liability under any Law by Seller or any of its Subsidiaries or (b) to disclose any privileged information of Seller or any of its Subsidiaries; provided, however, that in accordance with such trade secret or Law and in a manner that does not result in the waiver of any such privilege, Seller and its Subsidiaries shall use their respective commercially reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which these restrictions apply. Nothing in this Section 5.3 shall limit, expand or otherwise modify in any respect any rights any Person may have with respect to discovery or the production of documents or other information in connection with any litigation and, for the avoidance of doubt, none of the provisions of this Section 5.3 shall require Seller or its Subsidiaries to give to Buyer any information that would reasonably be expected to be relevant to any then existing actual or potential Action between the Parties. All requests for information made pursuant to this Section 5.3 shall be directed to Jared Collinge ([***]) and Andrea Haley ([***]) or any other Person designated in writing to Buyer by Seller. All information received or accessed by Buyer pursuant to this Section 5.3 shall be governed by the terms of the Confidentiality Agreement prior to the Closing.

5.4              Employment and Employee Benefits.

(a)               Effective as of the end of the Employee Transition Period (as defined in the Transition Services Agreement), Seller or its Subsidiaries will terminate all Business Employees in North America or the United Kingdom who are then employed with the Seller or its Subsidiaries. No later than five (5) Business Days prior to the Closing Date, Buyer shall present an offer of employment to each such Business Employee, which offer shall be effective as of the first Business Day following the end of the Employee Transition Period (as defined in the Transition Services Agreement) subject to such Business Employee’s continued employment with Seller or its Subsidiaries as of the end of the Employee Transition Period (as defined in the Transition Services Agreement). Each such job offer shall comply with the requirements of Section 5.4(d) and Section 5.4(e) to the extent applicable and provide for the following terms of employment: (a) a position with job duties substantially comparable to those applicable to the employee’s position immediately prior to the Closing; (b) a primary work location within 20 miles of such employee’s assigned primary work location immediately prior to the Closing and (c) such other terms as are required to comply with applicable Law. Prior to providing such offers, Buyer shall provide Seller, for the Seller’s review and comment, each template offer of employment to be used for purposes of such offers and a schedule setting forth the compensation being offered to each Business Employee.

(b)               Seller or its Subsidiaries will continue to engage any Business Employees not subject to Section 5.4(a) through the end of the Term of the Transition Services Agreement, or such earlier time as Buyer and Seller shall mutually agree. Buyer and Seller shall work together during such time to further understand the nature of the employment or other contractual relationship of these Business Employees and determine the best way to transfer these relationships to the Buyer or Buyer’s Subsidiaries with the least cost or disruption to Buyer and Seller. In either case, any resulting employment with Buyer will be for (a) a position with duties substantially comparable to those applicable to the individual’s position immediately prior to the Closing; (b) a primary work location within twenty (20) miles of such employee’s assigned primary work location immediately prior to the Closing and (c) such other terms as are required to comply with applicable Law. Any resulting contractual arrangement with Buyer will be on terms and conditions no less favorable to the contractor as the existing independent contractor arrangement with Seller to the extent permissible under applicable Law. Nothing in this Agreement shall be construed as requiring Buyer to assume any Contracts with independent contractors subject to this Section 5.4(b); provided that, if not assumed, Buyer shall enter into either a new Contract or other arrangement for the provision of such services with such Business Employee in accordance with this Section 5.4(b) effective no later than the end of the term of the Transition Services Agreement. Seller shall, or shall cause, that certain Independent Service Contract for Independent Contractor, dated as of August 1, 2019, by and between Seller and Accesstories, to be terminated upon the end of the term of the Transition Services Agreement or, earlier, upon Buyer’s prior written request; provided that Buyer shall enter into either a new Contract or other arrangement for the provision of such services in accordance with this Section 5.4(b) effective no later than the end of the term of the Transition Services Agreement.

(c)               Seller or its Subsidiaries shall be solely responsible for and shall pay, and Buyer shall have no responsibility or liability for all accrued compensation, vacation pay, severance pay, and other payments due to Business Employees on account of their employment or other relationship with the Seller or its Subsidiaries at or prior to the Closing and shall be responsible for any employment or other work-related liability that relates to periods before the Closing Date. Seller or its Subsidiaries shall be solely responsible for and shall pay, and Buyer shall have no responsibility or liability for any accrued but unused vacation pay, severance pay, or other payments due to Business Employees solely as a result of the Seller’s termination of any Business Employee during the Employee Transition Period (as defined in the Transition Services Agreement). Seller shall, or shall cause a Subsidiary (other than the Company) to, pay, subject to all required tax withholdings, the account balance of each Business Employee under the Seller (formerly Bensussen Deutsch & Associates, Inc.) Deferred Compensation Plan on or within forty-five (45) days following the Closing. Buyer shall have no responsibility or liability for any such payments arising from Business Employees’ employment or other relationship with the Seller or its Subsidiaries. Buyer shall, or shall cause a Subsidiary, to pay, subject to all required tax withholdings (i) annual bonuses in respect of 2020 to Business Employees, to the extent earned as determined by Seller on or prior to February 28, 2021, which shall be paid no later than March 15, 2021 and (ii) the Long-Term Bonuses to Business Employees, to the extent earned as determined by Seller on or prior to February 28, 2021, which shall be paid no later than March 15, 2021, which amounts in each case shall constitute Transaction Expenses. Seller covenants that all outstanding options under any stock option plan maintained by Seller held by any Business Employee, whether or not fully vested, will be cancelled and terminated by virtue of the termination of employment of the Business Employee as contemplated by Section 5.4(a). Seller agrees to satisfy, or cause its insurance carriers, third party administrators or other compensation or benefit providers to satisfy, all claims for benefits brought by or in respect of Business Employees, whether insured or otherwise (including, but not limited to, workers’ compensation, life insurance, medical, dental, vision and disability programs), under any employee retirement, welfare, fringe or other benefit or compensation programs (the “Plans”), which claims arise out of events occurring in connection with employment by Seller prior to the Closing Date, in accordance with the terms and conditions of such Plans. Seller shall also make all required contributions to the Plans on behalf of Business Employees on account of their employment at or before the Closing Date with the Seller. Seller shall vest all Business Employees in their retirement plan benefits as of the Closing Date. Notwithstanding any contrary provision of this Agreement, Seller shall be responsible and liable for providing, or continuing to provide, health care continuation coverage as required under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) with respect to any individual who experienced a COBRA “qualifying event” on or prior to the Closing Date under any Benefit Plan subject to COBRA.

(d)               All Business Employees who are employed with the Seller or its Subsidiaries as of the Closing (as referenced in Sections 5.4(a) or 5.4(b)) and who accept Buyer’s or its Subsidiary’s offer of employment prior to the end of the Employee Transition Period (as defined in the Transition Services Agreement) (collectively, “Continuing Employees”) will become employees of Buyer or such Subsidiary. Buyer agrees that each Continuing Employee working in the United States shall, during the period commencing at the end of the Employee Transition Period (as defined in the Transition Services Agreement) and ending on the second (2nd) anniversary of the Closing, be provided with (i) base salary or base wage that is no less favorable than the base salary or base wage rate established for such Continuing Employee for 2021, reserving its right to reclassify such Continuing Employee to exempt or non-exempt and adjusting the method of compensation as needed, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided by Seller to each such Continuing Employee immediately prior to the Closing, and (iii) welfare benefits that are no less favorable in the aggregate than those provided by Seller and its Subsidiaries to such Continuing Employees immediately prior to the Closing.

(e)               Buyer shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Buyer or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with Seller and its Subsidiaries for purposes of vesting and eligibility to participate under each applicable Buyer benefit plan, as if such service had been performed with Buyer, except with respect to eligibility under any defined benefit pension plans, nonqualified deferred compensation and equity or equity-based benefit plans maintained by Buyer or its Affiliates or to the extent it would result in a duplication of benefits, coverage or compensation.

(f)                Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Seller, Buyer, the Company or any of their Affiliates from amending or terminating any of their benefit plans, (iii) prevent Buyer, the Company or any of their Affiliates, after the Closing, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any Business Employee, any beneficiary or dependent thereof with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Buyer, the Company or any of their Affiliates or under any benefit plan which Buyer, the Company or any of their Affiliates may maintain.

5.5              Publicity. Prior to the Closing, no Party shall (a) issue any press release or public announcement related to this Agreement or the Transactions or (b) make any other announcement or communication to the employees, customers, suppliers, distributors or other business relations of Seller or its Subsidiaries, in each case, without the joint approval of Buyer and Seller; provided, however, that (i) Seller and its Subsidiaries shall be permitted to make announcements to their respective employees, customers and other business relations to the extent determined in good faith by Seller to be necessary or advisable so long as such announcements are consistent with prior announcements approved by Buyer (including announcements approved by Buyer prior to the date of this Agreement); and (ii) no consent shall be necessary to the extent a disclosure (A) is consistent with prior announcements approved by the other Parties (including announcements approved by Buyer or Seller, as applicable, prior to the date of this Agreement), and (B) is determined in good faith to be required by applicable Law or stock exchange rules or regulations.

5.6              Tax Matters.

(a)               Subject to Section 5.6(e), Buyer and Seller shall each bear half (50%) of all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges (all including penalties, interest and other charges with respect thereto) (“Transfer Taxes”) incurred in connection with the Transactions, except that (i) Seller shall bear all Transfer Taxes incurred in connection with the Contribution and (ii) Buyer shall bear all Transfer Taxes, and, notwithstanding Section 2.7, shall bear all withholding Taxes (by not withholding from the relevant payment to Seller) incurred or arising in connection with the Transactions to the extent greater than those that would have been incurred or arisen (or that would not have been incurred or arisen at all) had the Directly Transferred Assets been contributed to the Company in the Contribution and indirectly acquired by Buyer as a result of the transfer of the Company Units.

(b)               The Parties agree that the purchase and sale of the Company Units will be treated for U.S. federal and applicable state and local Tax purposes as a taxable sale and purchase of all of the ownership interests of an entity that is disregarded as separate from Seller and, therefore, as a taxable sale and purchase of certain assets of Seller and shall make all reports and file all Tax Returns consistent with such treatment. For the avoidance of doubt, in accordance with such Tax treatment, all deductions relating to expenses paid (or treated as paid) and accrued by the Company prior to the Closing will be deducted by Seller on its Tax Returns to the maximum extent permitted by applicable Law.

(c)

(i)                 A portion of the Final Purchase Price (as determined and allocated to Buyer under clause (A) below and taking into account any assumed liabilities and all other items treated as purchase price for applicable Tax purposes and required to be allocated pursuant to the Code, even if not included in the Final Purchase Price, such items together with the Final Purchase Price, the “Tax Consideration”) shall be allocated among the assets treated for U.S. federal income Tax purposes as having been transferred from Seller to Buyer in the Closing (the “Company Assets”) in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder as set forth in this Section 5.6(c). Buyer shall prepare an initial allocation according to the methodology set forth in Schedule 5.6(c) of the Seller Disclosure Letter. In connection with such preparation, Seller shall be entitled to review a draft of Buyer’s third party appraisal, Buyer shall consider in good faith any written comments received from Seller, and Buyer shall communicate comments that it deems appropriate to the appraiser prior to the issuance of any final report or valuation. Buyer shall, within one hundred twenty (120) days following the Closing (or thirty (30) days following the determination of the Final Statement in accordance with Section 2.5(b), if later), prepare a schedule (A) first, allocating the Tax Consideration among Buyer and its designees under Section 2.1(b) in respect of the Company Units purchased by Buyer and the applicable Directly Transferred Assets purchased by such designee of Buyer in a manner consistent with the values of the Company Units and the Directly Transferred Assets and (B) second, allocating the Tax Consideration so allocated to Buyer among the Company Assets consistent with such methodology (such schedule, the “Allocation Schedule”) and provide the Allocation Schedule to Seller.

(ii)              Seller shall have thirty (30) days from its receipt of the Allocation Schedule to notify Buyer in writing whether Seller accepts or rejects the Allocation Schedule. If Seller rejects the Allocation Schedule or fails to timely notify Buyer that it accepts the Allocation Schedule, then neither party shall have any obligations under this Section 5.6(c). If Seller timely accepts the Allocation Schedule, except as required by a “determination” within the meaning of Section 1313 of the Code, Seller, Buyer, the Company and their respective Affiliates shall (A) prepare and file all Tax Returns in a manner consistent with the Allocation Schedule (including IRS Form 8594), (B) not take any position inconsistent with the Allocation Schedule, and (C) not agree to any proposed adjustment to the Allocation Schedule by any taxing authority without, to the extent practicable, first giving the other Parties prior written notice and consulting with the other Parties in good faith with respect to such proposed adjustment. If the Final Purchase Price (or Tax Consideration) is subsequently adjusted pursuant to Section 2.5(c), Section 2.6(h), Section 8.6 or any other provision of this Agreement, the Allocation Schedule shall be further adjusted in the manner consistent with the procedures set forth in this Section 5.6(c) and the methodology described in Schedule 5.6(c) of the Seller Disclosure Letter.

(d)               For purposes of determining Seller Taxes, in the case of any Taxes that are payable with respect to any Straddle Period, the portion of such Taxes allocated to the portion of such Straddle Period ending on and including the Closing Date shall (i) in the case of any property, ad valorem or franchise Taxes (except franchise Taxes based upon, measured by or related to income or receipts), be deemed to be an amount of such Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in such Straddle Period ending on and including the Closing Date and denominator of which is the number of days in such Straddle Period, and (ii) in the case of any other Taxes, be deemed to equal the amount which would be payable if the Straddle Period ended on and included the Closing Date.

(e)               All sums payable by Buyer (or any designated Subsidiary of Buyer Parent) to Seller (or its Subsidiaries) pursuant to this Agreement as consideration for any of the Directly Transferred Assets are, unless expressly stated otherwise, payable exclusive of any applicable VAT which is properly chargeable thereon. If VAT is properly chargeable on any such sums payable by Buyer (or any designated Subsidiary of Buyer Parent) pursuant to this Agreement and Seller (or any of its Subsidiaries) is required to account to the relevant taxing authority for such VAT, Buyer (or any designated Subsidiary of Buyer Parent) shall, subject to, and upon, receipt of a valid VAT invoice from the Seller (or any of its relevant Subsidiaries), pay to Seller in addition an amount equal to the amount of the VAT. If any VAT is properly chargeable on any portion of the Final Purchase Price to be paid by Buyer (or any designated Subsidiary of Buyer Parent) pursuant to this Agreement, Seller shall deliver to the applicable designated Subsidiary of Buyer Parent accepting the relevant Directly Transferred Assets upon which VAT is chargeable a valid VAT invoice at the Closing (or as soon as practicable thereafter).

5.7              Contribution. Prior to the Closing, Seller shall effect the Contribution in accordance with, and pursuant to the terms and conditions of, the Contribution and Assumption Agreement. All agreements, documents and other instruments used to effect the Contribution shall be reasonably acceptable to Buyer; provided, however, for the avoidance of doubt, (a) neither Seller nor any of its Subsidiaries shall be obligated to make any representations, warranties, covenants or indemnities therein (other than those in included in Exhibit A) and (b) Seller and Buyer hereby agree that the assets and liabilities of the Business transferred, and excluded from transfer, to the Company in the Contribution shall be as set forth in the Contribution and Assumption Agreement in the form attached as Exhibit A hereto (it being acknowledged and agreed that Seller and Buyer shall cooperate to finalize the detailed annexes and schedules to the Contribution and Assumption Agreement prior to the Closing, which such detailed annexes and schedules shall be reasonably acceptable to Seller and Buyer).

5.8              Transition Planning; Transition Services Agreement.

(a)               From the date hereof until the Closing, each Party shall, and shall cause its respective Affiliates to, use their respective commercially reasonable efforts to cooperate with respect to the planning of the separation and orderly transition of the Business to Buyer from Seller, including, without limitation, with respect to personnel, information technology assets and systems.

(b)               At the Closing, the Parties will execute the Transition Services Agreement, in the form previously agreed, to facilitate the orderly transfer, use and operation of the Business for a transitional period following the Closing on the terms and conditions set forth therein, subject to changes prior to the Closing as may be mutually agreed by Seller and Buyer.

5.9              Further Assurances. From time to time after the Closing, each Party shall, and shall cause its Affiliates to, promptly execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by the other Party and necessary for the other Party to satisfy its obligations hereunder or to obtain the benefits of the Transactions.

5.10          No Solicitation of Competing Proposals. During the period from the date of this Agreement through the earlier to occur of the Closing or the termination of this Agreement in accordance with the terms hereof, Seller shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly, (a) solicit, initiate or encourage the submission of any proposal or offer from any Person (other than Buyer and its Representatives) relating to the acquisition of a material portion of the equity interests or assets of the Company or the Business (including any acquisition structured as a merger, consolidation or share exchange) or (b) enter into, maintain or continue discussions or negotiations regarding, or furnish or disclose to any Person any information in connection with any acquisition of a material portion of the equity interests or assets of the Company or the Business (including any acquisition structured as a merger, consolidation or share exchange), and neither Seller nor the Company shall enter into any letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than Buyer with respect to the acquisition of a material portion of the equity interests or assets of the Company or the Business (including any acquisition structured as a merger, consolidation or share exchange).

5.11          Confidentiality. For a period of three (3) years from and after the Closing Date, each of the Principals, Seller Parent and Seller shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly, without the prior written consent of Buyer, disclose to any third party (other than among each other or to Buyer, its Affiliates or their respective Representatives) any confidential or proprietary information related to the Business; provided, that the foregoing restriction shall not (a) apply to any information (i) that becomes generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.11), (ii) is independently developed by Seller or any of its Affiliates after Closing without reference to or use of the applicable confidential or proprietary information, or (iii) that is disclosed by Mr. Bensussen in connection with his continued employment with or other services provided to Buyer Parent and its Subsidiaries in the ordinary course and in accordance with Buyer’s code of conduct then in effect, or (b) prohibit any disclosure (i) required by Law so long as, other than with respect to any Tax Return, to the extent legally permissible and feasible, Seller provides Buyer with reasonable prior written notice of such disclosure and a reasonable opportunity to contest such disclosure or (ii) made in connection with the enforcement of any right or remedy relating to this Agreement, any Ancillary Agreement or the Transactions. For the avoidance of doubt, disclosure of confidential or proprietary information by Business Employees after the Closing, in and of itself, shall not be deemed to be a violation of this Section 5.11.

5.12          Acquired Business Financial Statements. Prior to the Closing, Seller shall, and shall cause its Subsidiaries and Representatives to, use commercially reasonable efforts to provide Buyer with cooperation reasonably requested by Buyer in connection with Buyer’s obligations to comply with the requirements of the Securities Act, the Exchange Act and other applicable Law in connection with the Transactions. In furtherance and not in limitation of the foregoing, Seller shall, and shall cause its Subsidiaries and Representatives to, furnish to Buyer, as promptly as reasonably practicable, at Buyer’s sole expense, (a) the audited financial statements of the Business for such periods as required under Regulation S-X (the “Audited Acquired Business Financial Statements”), (b) the unaudited interim financial statements of the Business for such periods as required under Regulation S-X, with comparative information for the same period in the prior year (the “Unaudited Interim Period Acquired Business Financial Statements”), and (c) the unaudited consolidated balance sheet and the related consolidated statements of income, parent company net investment and cash flows (and, if applicable, of comprehensive income) of the Business, as of and for the nine months ended September 30, 2020 (the financial statements described in the foregoing clause (c), together with the Unaudited Interim Period Acquired Business Financial Statements, the “Unaudited Acquired Business Financial Statements” and, together with the Audited Acquired Business Financial Statements, the “Acquired Business Financial Statements”). For the avoidance of doubt, the Parties hereby agree that if the Closing occurs on or prior to December 31, 2020, (a) the Audited Acquired Business Financial Statements will comprise the audited consolidated balance sheet and the related consolidated statements of income, parent company net investment and cash flows (and, if applicable, of comprehensive income) and the related notes thereto of the Business, as of and for the fiscal year ended December 31, 2019, and (b) the Unaudited Interim Period Acquired Business Financial Statements will comprise the unaudited consolidated balance sheet and the related consolidated statements of income, parent company net investment and cash flows (and, if applicable, of comprehensive income) of the Business, as of and for the nine (9) months ended September 30, 2020, with comparative information for the nine (9) months ended September 30, 2019. In addition, prior to the Closing, Seller shall furnish to Buyer, as promptly as reasonably practicable, at Buyer’s sole expense: (x) the unaudited consolidated balance sheet and the related consolidated statements of income, parent company net investment and cash flows (and, if applicable, of comprehensive income) of the Business, as of and for the three months ended March 31, 2020, and (y) the unaudited consolidated balance sheet and the related consolidated statements of income, parent company net investment and cash flows (and, if applicable, of comprehensive income) of the Business, as of and for the six months ended June 30, 2020 (the financial statements described in the foregoing clauses (x) and (y), the “Additional Unaudited Acquired Business Financial Statements”). The Acquired Business Financial Statements and the Additional Unaudited Acquired Business Financial Statements shall be prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto) and in accordance with the carve-out guidelines included in SEC Staff Accounting Bulletin Topic 1.B. The Audited Acquired Business Financial Statements shall be audited in accordance with American Institute of Certified Public Accounts (“AICPA”) standards by Moss Adams LLP or other independent auditors of national standing reasonably approved by Buyer (such approval not to be unreasonably delayed or withheld). The Unaudited Acquired Business Financial Statements shall be reviewed in accordance with AICPA Statement of Auditing Standards 100 by Moss Adams LLP or other independent registered public accounting firm of national standing reasonably approved by the Buyer (such approval not to be unreasonably delayed or withheld). Prior to the Closing, Seller shall, and shall cause its Subsidiaries and Representatives to, provide Buyer reasonable access to Seller’s employees and Seller’s books and records at Buyer’s reasonable request therefor to the extent such access and information is necessary or reasonably required in connection with Buyer’s obligations to prepare (i) opening financial statements with respect to the Company and the Business or (ii) pro forma financial statements or other information pursuant to the requirements of the Securities Act, the Exchange Act and other applicable Law (including, for the avoidance of doubt, information required for Buyer Parent to prepare its audited financial statements for calendar year 2020 to be included in its SEC filings).

5.13          Post-Closing Access.

(a)               From and after the Closing, Buyer shall, and shall cause its Subsidiaries (including the Company), at Seller’s reasonable written request, to, (i) give Seller and its Representatives reasonable access to the books and records Related to the Business or the Company prior to the Closing that, in each case, are in the possession or under the control of Buyer or its Subsidiaries immediately after the Closing, (ii) furnish to Seller and its Representatives such financial and operating data and other information Related to the Business or the Company prior to the Closing that, in each case, are in the possession or under the control of Buyer or its Subsidiaries immediately after the Closing and (iii) use commercially reasonable efforts to cause the employees of Buyer and its Subsidiaries (including the Company) to reasonably cooperate with Seller and its Representatives, in each case of clauses (i), (ii) and (iii), to the extent reasonably requested by Seller in connection with accounting, Tax and other similar needs, including responding to and addressing (x) any claim related to or arising from any Retained Liabilities or (y) information requests from any Governmental Entities. Buyer shall retain such books and records Related to the Business or the Company for a period of five (5) years after the Closing or, if shorter, the applicable period specified in Buyer’s document retention policy; provided, however, that Buyer shall notify Seller in writing at least thirty (30) days in advance of destroying any such books and records prior to the fifth (5th) anniversary of the Closing Date in order to provide Seller the opportunity to copy such books and records for use in the manner permitted by this Section 5.13(a).

(b)               From and after the Closing, Seller shall, and shall cause its Subsidiaries, at Buyer’s reasonable written request, to, (i) give Buyer and its Representatives reasonable access to the books and records of the Seller and its Subsidiaries to the extent Related to the Business or the Company prior to the end of the term of the Transition Services Agreement that, in each case, are in the possession or under the control of Seller or its Subsidiaries immediately after the Closing, (ii) furnish to Buyer and its Representatives such financial and operating data and other information to the extent relating to the conduct of the Business or the Company prior to the end of the term of the Transition Services Agreement that, in each case, are in the possession or under the control of Seller or its Subsidiaries immediately after the Closing and (iii) use commercially reasonable efforts to cause the employees of the Seller and its Subsidiaries to reasonably cooperate with Buyer and its Representatives, in each case of clauses (i), (ii) and (iii), to the extent reasonably requested by Buyer in connection with accounting, Tax, SEC reporting and other similar needs to the extent Related to the Business or the Company prior to the end of the term of the Transition Services Agreement. Seller shall retain such books and records Related to the Business or the Company for a period of five (5) years after the Closing or, if shorter, the applicable period specified in Seller’s document retention policy; provided, however, that Seller shall notify Buyer in writing at least thirty (30) days in advance of destroying any such books and records prior to the fifth (5th) anniversary of the Closing Date in order to provide Buyer the opportunity to copy such books and records for use in the manner permitted by this Section 5.13(b).

(c)               Any such access described in Sections 5.13(a) and 5.13(b) above shall be granted in a manner as not to interfere unreasonably with the conduct of the business of the Party granting such access. The foregoing shall not require such Party (i) to permit any inspection, or to disclose any information, that would reasonably be expected to result in (A) the disclosure of any trade secrets of third parties or (B) the violation of any Law by Seller or any of its Subsidiaries or (ii) to disclose any privileged information of Seller or any of its Subsidiaries; provided, however, that in accordance with such trade secret or Law and in a manner that does not result in the waiver of any such privilege, such Party shall use its commercially reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which these restrictions apply. Nothing in this Section 5.13 shall limit, expand or otherwise modify in any respect any rights any Party may have with respect to discovery or the production of documents or other information in connection with any litigation and, for the avoidance of doubt, none of the provisions of this Section 5.13 shall require a Party to give to the other Party any information that would reasonably be expected to be relevant to any then existing actual or potential Action between the Parties.

(d)               From and after the Closing, Seller, on the one hand, and Buyer, on the other hand, shall use their respective commercially reasonable efforts to make available to each other, upon reasonable written request, their (and their Affiliates’) respective officers, directors, employees and other Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such individual may reasonably be required in connection with any Actions in which the requesting Party may from time to time be involved relating to the conduct of the Business or the Retained Businesses prior to or after the Closing (other than any dispute or Action between Seller, its Affiliates and their respective Representatives, on the one hand, and Buyer, its Affiliates and their respective Representatives, on the other hand). Access to such Persons shall be granted during normal business hours at a location and in a manner reasonably calculated to minimize disruption to such individuals, the Business and the Retained Businesses, as applicable. Seller and Buyer agree to reimburse each other for reasonable out-of-pocket expenses, including attorneys’ fees, but excluding officers’ or employees’ salaries or other wages, incurred by any other Party in connection with providing individuals and witnesses pursuant to this Section 5.13(d).

5.14          Non-Solicit; Non-Compete.

(a)               In consideration of the substantial amounts to be paid to Seller (and thereby indirectly to Seller Parent and each Principal) pursuant to this Agreement and to protect the goodwill of the Business sold in connection therewith, and as a condition to Buyer’s willingness to enter into this Agreement, for a period of three (3) years following the Closing Date, each of Mr. Bensussen, Mr. Deutsch, Seller Parent and Seller covenants, severally and not jointly, that it shall not or, with respect to Seller Parent, not permit any of its Subsidiaries to, directly or indirectly solicit or hire, whether as an employee, consultant, independent contractor or otherwise, any Business Employee; provided that the foregoing restriction shall not apply to (i) generalized searches by use of advertising or recruiting efforts (including the use of search firms) that are not specifically targeted at such Business Employees or hiring any individual who responds to any such general solicitation, or (ii) soliciting or hiring any Business Employee who is no longer employed by Buyer or any of its Affiliates and has not been so employed by Buyer or its Affiliates for at least one hundred and eighty (180) days. For the avoidance of doubt, none of the restrictions in this Section 5.14(a) shall apply to Mr. Bensussen to the extent of any solicitation or offer of employment extended on behalf of Buyer or its Subsidiaries.

(b)               In consideration of the substantial amounts to be paid to Seller (and thereby indirectly to Seller Parent and each Principal) pursuant to this Agreement and to protect the goodwill of the Business sold in connection therewith, and as a condition to Buyer’s willingness to enter into this Agreement, for a period of five (5) years following the Closing Date, each of Mr. Bensussen, Mr. Deutsch, Seller Parent and Seller covenants, severally and not jointly, that it shall not or, with respect to Seller Parent, permit any of its Subsidiaries to, directly or indirectly, engage in any Competitive Business (including (x) as a principal or for its or his own account or solely or jointly with others (or as a shareholder in any corporation or joint stock association) or (y) by holding any equity interests in any Person that engages in any Competitive Business) anywhere in the world; provided, however, that the foregoing shall not restrict any of Mr. Bensussen, Mr. Deutsch, Seller Parent or any of its Subsidiaries from acquiring or owning as an investment, directly or indirectly, publicly-traded securities or any indebtedness of any company that is engaged in any Competitive Business if such Person (i) does not, directly or indirectly, beneficially own in the aggregate more than five (5) percent (5%) of such securities outstanding or indebtedness of such company and (ii) acquires or owns such securities or indebtedness for passive investment purposes only. “Competitive Business” means a business that (A) derives a non-de minimis portion of its revenues from an activity in which the Business is principally engaged or (B) competes with the Business in any material respect, in each case based on the operations of the Business as of the Closing Date. For the avoidance of doubt, no activity of Mr. Bensussen engaged in on behalf of Buyer or its Subsidiaries, or otherwise in connection with his employment with Buyer or its Subsidiaries or services with respect to the Business, shall be deemed to be in violation of this Section 5.14(b).

(c)               Section 5.14(b) shall not prevent or restrict in any way the Principals, Seller Parent, Seller or any of Seller Parent’s Subsidiaries from engaging in, conducting or having an ownership interest in the Retained Business as currently conducted.

(d)               Each Principal, Seller Parent and Seller acknowledges and agrees that the covenants and agreements set forth in this Section 5.14 and elsewhere in this Agreement were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder. Each of the Principals, Seller Parent and Seller hereby acknowledges that the restrictive covenants set forth in Section 5.14 and elsewhere in this Agreement are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Business and to prevent the impairment of the value of the substantial investment therein being made by Buyer hereunder. Each of the Principals, Seller Parent, Seller and Buyer agrees that, if any court of competent jurisdiction in a final, non-appealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant element of this Section 5.14 or other restrictive covenant in this Agreement is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant element which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party. Each of the Principals, Seller Parent and Seller acknowledges that a remedy at Law for any breach or attempted breach of this Section 5.14 may be inadequate and further agrees that any breach of this Section 5.14 may result in irreparable harm to Buyer or the Company, and Buyer shall, in addition to any other remedy that may be available to it, be entitled to specific performance and injunctive and other equitable relief in case of any such breach or attempted breach.

5.15               Nonassignability of Directly Transferred Assets. Notwithstanding anything to the contrary contained in this Agreement, and except as addressed on Schedule 8.2(f)(ii) of the Seller Disclosure Letter, to the extent that the contribution, conveyance, transfer, assignment or delivery, or attempted contribution, conveyance, transfer, assignment or delivery, to Buyer (or any designated Subsidiary of Buyer Parent) of any asset that would be a Directly Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom in accordance with Section 2.1(c) is prohibited by any applicable Law or would require any governmental or third party authorizations, approvals, consents or waivers (each, a “Consent”), and such Consent shall not have been obtained prior to the Closing, the consummation of the Direct Transfers shall proceed without the contribution, conveyance, transfer, assignment or delivery of such asset. In such event, (a) the asset requiring Consent that was not obtained shall be regarded as a Directly Transferred Asset for purposes of the calculation of Net Working Capital under the EPA as if such asset is a current asset and (b) Seller and Buyer shall use their commercially reasonable efforts, and cooperate with each other, to obtain promptly such Consent. Pending receipt of such Consent, Seller shall (or shall cause its relevant Subsidiary to) hold the applicable Directly Transferred Asset for the benefit of Buyer (or any designated Subsidiary of Buyer Parent), and Buyer and Seller shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Buyer (or any designated Subsidiary of Buyer Parent) the benefits of use of such asset and to Seller and its Subsidiaries the benefits, including any indemnities, that they would have obtained had the asset been conveyed to Buyer (or any designated Subsidiary of Buyer Parent) as of the Closing. Promptly following the receipt of such Consent, Seller shall (or shall cause its relevant Subsidiary to) convey, transfer, assign and deliver such asset to Buyer (or any designated Subsidiary of Buyer Parent) at no additional cost.

ARTICLE VI

Conditions

6.1              Conditions to Each Party’s Obligation to Consummate the Transactions. The respective obligation of each Party to consummate the Transactions is subject to the satisfaction or waiver by Seller and Buyer at or prior to the Closing of each of the following conditions:

(a)               Regulatory Consents. The waiting period applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated.

(b)               No Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Transactions.

6.2              Conditions to Obligations of Buyer. The obligation of Buyer to consummate the Transactions is also subject to the satisfaction or waiver by Buyer at or prior to the Closing of the following conditions:

(a)               Representations and Warranties. (i) The Fundamental Representations and the representation of Seller set forth in Section 3.6(b)(i) (Absence of Certain Changes) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except, in each case, to the extent that any such representation or warranty expressly speaks as of an earlier date) and (ii) all other sections of ARTICLE III shall be true and correct (without giving effect to any materiality, Material Adverse Effect or other similar qualifiers, other than Sections 3.8(a) and 3.10(a)) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except, in each case, to the extent that any such representation or warranty expressly speaks as of an earlier date), provided however, that the condition set forth in this Section 6.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of Seller and the Company are not so true and correct unless the failure of such representations and warranties of Seller and the Company to be so true and correct has had, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

(b)               Performance of Obligations. Seller shall have performed and complied in all material respects with all covenants required to be performed by it under this Agreement on or prior to the Closing.

(c)               Deliverables. Buyer shall have received all items required to be delivered to Buyer pursuant to Section 2.4(a) at or prior to the Closing.

(d)               No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e)               Material Consents. Buyer shall have received written authorization or other approval to consummate the sale of the Business to Buyer, in form and substance reasonably acceptable to Buyer, with respect to the Contracts set forth on Schedule 6.2(e) of the Seller Disclosure Letter.

(f)                Acquired Business Financial Statements. Buyer shall have received the Acquired Business Financial Statements and the Additional Unaudited Acquired Business Financial Statements in accordance with Section 5.12.

(g)               Contribution. The Contribution shall have been consummated in accordance with and pursuant to the terms and conditions of the Contribution and Assumption Agreement.

6.3              Conditions to Obligations of Seller and the Company. The obligation of Seller to consummate the Transactions is also subject to the satisfaction or waiver by Seller at or prior to the Closing of the following conditions:

(a)               Representations and Warranties. The representations and warranties of Buyer set forth in (i) Section 4.1 (Organization, Good Standing and Qualification), Section 4.2 (Authorization), and Section 4.3(a) (Governmental Filings; No Violations) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except, in each case, to the extent that any such representation or warranty expressly speaks as of an earlier date) and (ii) all other sections of ARTICLE IV shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except, in each case, to the extent that any such representation or warranty expressly speaks as of an earlier date).

(b)               Performance of Obligations. Buyer shall have performed and complied in all material respects with all covenants required to be performed by Buyer under this Agreement on or prior to the Closing.

(c)               Deliverables. Seller shall have received all items required to be delivered to Seller pursuant to Section 2.4(b) at or prior to the Closing.

ARTICLE VII

Termination

7.1              Termination. This Agreement may be terminated at any time prior to the Closing:

(a)               by written agreement executed by Buyer and Seller;

(b)               by Buyer or Seller if the Closing shall not have occurred on or prior to 5:00 p.m., New York City time, on June 30, 2021; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Transactions;

(c)               by Buyer, if there has been a breach of any representation, warranty, covenant or agreement made by Seller in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given to Seller; provided that, Buyer is not then in material breach of this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the Closing; or

(d)               by Seller, if there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given to Buyer; provided that, neither Seller nor the Company is then in material breach of this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the Closing.

7.2              Effect of Termination. In the event of termination of this Agreement pursuant to this ARTICLE VII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, that (a) no such termination shall relieve either Party of any liability to the other Party for any willful and material breach of this Agreement occurring prior to such termination and (b) the provisions set forth in this Section 7.2, in ARTICLE IX and in the Confidentiality Agreement shall survive the termination of this Agreement. Solely for purposes of this Section 7.2, “willful” shall mean that, at the time of the particular act or omission, to the knowledge of the relevant Party, such act or omission would, or would reasonably be expected to, cause such material breach.

ARTICLE VIII

Survival; Indemnification

8.1              Survival. None of the representations and warranties of Seller or Buyer contained in this Agreement or any document or certificate contemplated hereby shall survive the Closing, other than (a) as explicitly set forth in the Contribution and Assumption Agreement and (b) the Fundamental Representations and the representations and warranties contained in Sections 4.1 (Organization, Good Standing and Qualification), 4.2 (Authorization), and 4.3(a) (Governmental Filings; No Violations), which shall survive for a period of two (2) years after the Closing Date. Each covenant in this Agreement that by its terms applies or is required to be performed in its entirety at or before the Closing shall survive until the occurrence of the Closing and shall thereupon terminate. Each covenant in this Agreement that by its terms applies or is required to be performed in whole or in part after the Closing (a “Post-Closing Covenant”) shall survive the Closing until fully performed in accordance with its terms. Notwithstanding the foregoing, any specific claim in respect of which indemnity may be sought under this Agreement shall survive the applicable survival time period set forth in the preceding three sentences until such claim has been fully and finally resolved, if notice of such claim shall have been validly delivered to the Party against whom indemnity is sought prior to the expiration of such survival time period in accordance with Section 8.4. Notwithstanding the foregoing, nothing in this Article VIII or otherwise in this Agreement shall inhibit the ability of Buyer to recover under the R&W Insurance Policy. The R&W Insurance Policy shall be governed by its terms and shall not be limited by the survival or non-survival of terms herein.

8.2              Indemnification by Seller. Subject to Section 8.5, Seller hereby agrees that it shall indemnify, defend and hold harmless Buyer, its Affiliates (including, following the Closing, the Company), and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Buyer Indemnified Persons”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Buyer Indemnified Persons, whether in respect of third party claims, claims between the Parties, or otherwise, to the extent directly or indirectly relating to or arising out of (a) any breach of any representation, warranty, covenant or agreement of Seller and its Subsidiaries (other than the Company) contained in the Contribution and Assumption Agreement, (b) any of the Excluded Assets or Excluded Liabilities (as each term is defined in the Contribution and Assumption Agreement), including assets and liabilities to the extent related to the Retained Business, together with any Liabilities, costs or expenses expressly required by this Agreement to be borne by Seller, (c) any breach of any Fundamental Representation, (d) any breach of any Post-Closing Covenant of Seller and its Subsidiaries contained in this Agreement, (e) any Seller Taxes (other than any Taxes taken into account in Final Working Capital, if any) or (f) the items set forth on Schedule 8.2(f)(i) and Schedule 8.2(f)(ii) of the Seller Disclosure Letter.

8.3              Indemnification by Buyer. Subject to Section 8.5, Buyer hereby agrees that it shall indemnify, defend and hold harmless Seller, its Affiliates and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Seller Indemnified Persons” and, collectively with the Buyer Indemnified Persons, the “Indemnified Persons”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Seller Indemnified Persons, whether in respect of third party claims, claims between the Parties, or otherwise, to the extent directly or indirectly relating to, arising out of or resulting from, (a) any breach of any covenant or agreement of the Company contained in the Contribution and Assumption Agreement, to the extent such breach occurs following the Closing, (b) any of the Contributed Assets or Assumed Liabilities (as each term is defined in the Contribution and Assumption Agreement), together with any Liabilities, costs or expenses expressly required by this Agreement to be borne by Buyer, (c) any breach of any representation or warranty contained in Sections 4.1 (Organization, Good Standing and Qualification), 4.2 (Authorization) and 4.3(a) (Governmental Filings; No Violations) or (d) any breach of any Post-Closing Covenant of Buyer or Buyer Parent contained in this Agreement.

8.4              Third Party Claim Procedures.

(a)               In the event that any written claim or demand for which an indemnifying party under this ARTICLE VIII (an “Indemnifying Party”) may have liability to any Indemnified Person hereunder is asserted against or sought to be collected from any Indemnified Person by a third party (a “Third Party Claim”), such Indemnified Person shall promptly, but in no event more than ten (10) Business Days following such Indemnified Person’s receipt of a Third Party Claim, notify the Indemnifying Party in writing of such Third Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure timely to give a Claim Notice shall affect the rights of an Indemnified Person hereunder only to the extent that such failure has a prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have thirty (30) days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Person that it desires to defend the Indemnified Person against such Third Party Claim; it being understood that the Indemnifying Party shall only be permitted to assume the defense of a Third Party Claim if such Third Party Claim (i) is not a criminal or quasi-criminal action and (ii) does not seek material injunctive or other equitable relief against the Indemnified Person.  The Indemnifying Party shall not be obligated to, nor shall the Indemnifying Party be deemed to, acknowledge or admit that it has an indemnity obligation with respect to a Third Party Claim as a condition to, or by virtue of, electing to assume the defense of such Third Party Claim.

(b)               In the event that the Indemnifying Party notifies the Indemnified Person within the Notice Period that it desires to defend the Indemnified Person against a Third Party Claim in accordance with Section 8.4(a), the Indemnifying Party shall have the right to defend the Indemnified Person by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Person shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnifying Party shall consider in good faith all reasonable comments related to the conduct and defense such Third Party Claim as provided by the Indemnified Person. The Indemnified Person shall participate in any such defense at its expense unless (i) the Indemnifying Party and the Indemnified Person are both named parties to the proceedings and the Indemnified Person shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, or (ii) the Indemnified Person assumes the defense of a Third Party Claim after the Indemnifying Party has failed to diligently pursue a Third Party Claim it has assumed, as provided in the first sentence of Section 8.4(c). The Indemnifying Party shall not, without the prior written consent of the Indemnified Person, settle, compromise or offer to settle or compromise any portion of a Third Party Claim unless the terms of such settlement (A) do not restrict the future activity or conduct of the Indemnified Person or any of its Affiliates, (B) do not include or require a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Person or any of its Affiliates, (C) do not include or require a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnified Person or any of its Affiliates, (D) do not result in any monetary liability of the Indemnified Person that will not be promptly paid or reimbursed by the Indemnifying Party and (E) provide for a complete and unconditional release of the claims that are the subject of such Third Party Claim in favor of the Indemnified Person with prejudice.

(c)               If the Indemnifying Party (i) elects not to defend the Indemnified Person against a Third Party Claim, whether by not giving the Indemnified Person timely notice of its desire to so defend or otherwise or (ii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within ten (10) Business Days after receiving written notice from the Indemnified Person to the effect that the Indemnifying Party has so failed, the Indemnified Person shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Person’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnified Person shall not settle a Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)               The Indemnified Person and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to each other’s relevant business records and other documents, and employees; it being understood that the reasonable out-of-pocket costs and expenses of the Indemnified Person relating thereto shall be Losses.

(e)               The Indemnified Person and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

8.5              Adjustments to Losses.

(a)               In calculating the amount of any Loss, the proceeds actually received by the Indemnified Person or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person in each case relating to a claim under this ARTICLE VIII, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted, except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Loss. In the event that an Indemnified Person has any rights against a third party with respect to any occurrence, claim or loss that results in a payment by an Indemnifying Party under this ARTICLE VIII, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided that until the Indemnified Person recovers full payment of a Loss that does not result from a Third Party Claim, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment is hereby expressly made subordinate and subject in right of payment to the Indemnified Person’s rights against such third party. Without limiting the generality or effect of any other provision hereof, each Indemnified Person and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(b)               In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit actually realized as a result of such Loss by the party claiming such Loss by way of an actual reduction in the amount of cash Taxes payable by such party in the year in which such Loss is accrued, and there shall be added an amount equal to any Tax imposed on the receipt of any indemnity payment with respect thereto.

(c)               If an Indemnified Person recovers an amount from a third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this ARTICLE VIII, the Indemnified Person shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of Loss.

(d)               Each Indemnified Person shall use its commercially reasonable efforts to mitigate any indemnifiable Loss to the extent required by applicable Law.

(e)               Notwithstanding anything in this Agreement to the contrary, (i) the obligations of Seller under Section 8.2(d) and Buyer under Section 8.3(d) shall each be limited to an aggregate amount equal to the sum of the Closing Purchase Price, plus the amount of Earn-Out Consideration actually paid to Seller, and (ii) the obligations of Seller under Section 8.2(f) in respect of Schedule 8.2(f)(ii) of the Seller Disclosure Letter shall be limited to an aggregate amount set forth in Schedule 8.2(f)(ii) of the Seller Disclosure Letter, and, in each case, no Buyer Indemnified Parties or Seller Indemnified Parties shall be entitled to be indemnified, defended and held harmless for any Losses in excess thereof.

8.6              Payments. The Indemnifying Party shall pay all amounts payable pursuant to this ARTICLE VIII, by wire transfer of immediately available funds, promptly following receipt from an Indemnified Person of a bill, together with all accompanying reasonably detailed back-up documentation, for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Person. In any event, the Indemnifying Party shall pay to the Indemnified Person, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than three (3) Business Days following any final determination of such Loss and the Indemnifying Party’s liability therefor. A “final determination” shall exist when (a) the parties to the dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment, or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto. All payments made pursuant to this ARTICLE VIII shall be treated as an adjustment to the Final Purchase Price for U.S. federal and applicable state and local income Tax purposes, except as otherwise required by applicable Law.

8.7              Remedies. Following the Closing, except for Fraud, the rights and remedies of Buyer and Seller under this ARTICLE VIII and Section 9.5 are exclusive and in lieu of any and all other rights and remedies which Buyer or Seller may have under this Agreement or otherwise against each other with respect to the matters set forth in Section 8.2 and Section 8.3, respectively, and each of Buyer and Seller expressly waives any and all other rights or causes of action such Person or its Affiliates may have against the other Party or its Affiliates now or in the future under any Law with respect to the subject matter of Section 8.2 and Section 8.3, respectively.

ARTICLE IX

Miscellaneous and General

9.1              Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.2              Expenses. Except as otherwise provided in this Agreement, any fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all legal, investment banking, consulting and accounting fees and related expenses, will be borne by Seller, to the extent incurred by Seller or its Affiliates, or by Buyer, to the extent incurred by Buyer or its Affiliates.

9.3              Counterparts. This Agreement may be executed and delivered in any number of counterparts (including by facsimile or pdf), each of which shall be deemed to be an original instrument, and all of which shall together constitute the same agreement.

9.4              GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a)               THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAWS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH LAWS, RULES OR PRINCIPLES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. Other than in connection with the matters required to be submitted to and determined by the Accountant (which shall be subject to the provisions of Section 2.5(b) and Section 2.6, as applicable), each Party agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the Transactions exclusively in any federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such action or proceeding, such action or proceeding shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York (the “Chosen Courts”) and, solely in connection with claims arising under or relating to this Agreement or the Transactions, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives and agrees not to assert any objection to the laying of venue in any such action or proceeding in the Chosen Courts and (iii) waives and agrees not to assert any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party.

(b)               EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.4.

9.5              Specific Performance. Each Party agrees that irreparable damage to the other Parties would occur in the event that the Closing is not consummated or the other obligations of the Parties are not performed, in each case, in accordance with the terms of this Agreement, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that each Party shall be entitled to an injunction to prevent or restrain any breach or threatened breach of this Agreement by the other Parties and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such Party is entitled at law or in equity. Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such Party. Each Party hereby waives (a) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

9.6              Notices. Any notice, request, instruction or other document to be given hereunder by a Party to any other Party shall be in writing and shall be deemed to have been given (a) upon actual receipt, if delivered personally, (b) three (3) Business Days after deposit in the mail if sent by registered or certified mail, (c) upon confirmation of successful transmission if sent by facsimile or electronic mail (provided that such notice, request, instruction or other document shall be confirmed within one (1) Business Day by dispatch pursuant to one of the other methods described herein) or (d) on the Business Day following deposit with an overnight courier, in each case to the persons and addresses set forth below, or to such other persons and addresses as have been supplied in writing in accordance with this Section 9.6.

If to Buyer Parent or Buyer:

ACCO Brands Corporation

Four Corporate Drive

Lake Zurich, IL 60047-2997
Attn:     General Counsel

Fax:      (847) 719-8904
Email:   general.counsel@acco.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue

Suite 2800

Chicago, IL 60611
Attn:     Bradley C. Faris
Email:   bradley.faris@lw.com

If to Seller Parent or Seller:

Bensussen Deutsch & Associates, LLC

15525 Redmond-Woodinville Rd NE

Woodinville, WA 98072
Attn:     Eric E. Bensussen; Jay B. Deutsch
Email:   [***]; [***]

with a copy (which shall not constitute notice):

Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, California 90067
Attn:     Alison S. Ressler
Email:   resslera@sullcrom.com

If to Mr. Bensussen:

Eric E. Bensussen
[***]

[***]
Email:    [***]

with a copy (which shall not constitute notice):

Bensussen Deutsch & Associates, LLC

15525 Redmond-Woodinville Rd NE

Woodinville, WA 98072

Attn: Eric Bensussen

and

Sullivan & Cromwell LLP

Los Angeles, California 90067

Attn: Alison S. Ressler

Fax: (310) 712-8800

Email: resslera@sullcrom.com

If to Mr. Deutsch:

Bensussen Deutsch & Associates, LLC

15525 Redmond-Woodinville Rd NE

Woodinville, WA 98072
Attn:     Jay B. Deutsch
Email:   [***]

with a copy (which shall not constitute notice):

Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, California 90067
Attn:     Alison S. Ressler
Fax:      (310) 712-8800
Email:   resslera@sullcrom.com

9.7              Entire Agreement. This Agreement (including the exhibits and schedules hereto), constitutes the entire agreement and supersedes all other prior agreements, understandings, both written and oral, among the Parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing (at which point it shall terminate). No Party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

9.8              No Third Party Beneficiaries. Except as provided in Section 9.13 (Waiver of Conflicts; Attorney-Client Privilege), each of the Parties hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of one or more of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided that, for the avoidance of doubt, (a) the Buyer Indemnified Persons are intended third party beneficiaries of, and may enforce, Section 8.2 and (b) the Seller Indemnified Persons are intended third party beneficiaries of, and may enforce, Section 8.3.

9.9              Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) the Parties shall negotiate in good faith a substitution therefor so as to effect the original intent of the Parties as closely as possible so that the Transactions may be consummated as originally contemplated to the fullest extent possible and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.10          Interpretation; Construction.

(a)               The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Exhibit, Section or Schedule, such reference shall be to an Exhibit, Section or Schedule to this Agreement unless otherwise indicated.

(b)               The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c)               The disclosure by any Party of any information in a Disclosure Letter shall not be deemed to imply or constitute an admission or indication that (i) any liability exists with respect to such disclosure, (ii) any breach or violation of Law or contract exists or has actually occurred, (iii) such information is material or (iv) such information is required to be disclosed by this Agreement.

9.11          Assignment. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties, except that, subject to the obligations set forth in Section 2.6, Buyer may assign any and all of its rights under this Agreement from and after the Closing, to the purchaser in a Sale of the Business, provided that (a) no such assignment shall relieve Buyer of any of its obligations hereunder and (b) the obligations set forth in Section 5.14 shall be specific to Buyer and its Subsidiaries. Any purported assignment in violation of this Agreement is void.

9.12          Fulfillment of Obligations. Any obligation of any Party to any other Party under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

9.13          Waiver of Conflicts; Attorney-Client Privilege.

(a)               Buyer acknowledges that S&C (i) currently serves as counsel to Seller and its Subsidiaries, including the Company, including in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions, and (ii) may serve as counsel to Seller and its Affiliates following the Closing, including in connection with any matters related to this Agreement and the Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions. Buyer, on behalf of itself and its Subsidiaries (including, following the Closing, the Company) hereby (A) waives any claim that S&C has a conflict of interest or is otherwise prohibited from engaging in such representation and (B) agrees that, in the event that a dispute arises after the Closing between Buyer or the Company on the one hand, and Seller or any of its Affiliates, on the other hand, S&C may represent Seller or any of its Affiliates in such dispute even though the interests of such Person may be directly adverse to Buyer or its Subsidiaries (including, following the Closing, the Company) and even though S&C may have represented the Company or its Subsidiaries in a matter substantially related to such dispute.

(b)               Buyer, on behalf of itself and its Subsidiaries (including, following the Closing, the Company) agrees that, as to all communications prior to the Closing between S&C, on the one hand, and one or more of Seller, its Affiliates and their respective Representatives, on the other hand, to the extent that they relate to the Transactions, the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and will not pass to or be claimed by Buyer or its Subsidiaries (including, following the Closing, the Company). In addition, all of the client files and records in the possession of S&C related to this Agreement and the Transactions shall continue to be the property of Seller. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Buyer or its Subsidiaries (including the Company), on the one hand, and a third party other than a Party to this Agreement, on the other hand, then the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by S&C to such third party; provided, however, that none of the Company or its Subsidiaries may waive such privilege without the prior written consent of Seller.

9.14          Seller Parent Guarantee. Seller Parent hereby fully guarantees the due, prompt and full performance, payment and discharge when due of all the covenants, obligations, agreements and undertakings of Seller under this Agreement.

9.15          Buyer Parent Guarantee. Buyer Parent hereby fully guarantees the due, prompt and full performance, payment and discharge when due of all the covenants, obligations, agreements and undertakings of Buyer under this Agreement.

(Signature pages follow.)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

Bensussen Deutsch & Associates, LLC

By:	/s/ Jacob B. Deutsch
	Name:	Jacob B. Deutsch
	Title:	Chief Executive Officer

By:	/s/ Eric E. Bensussen
	Name:	Eric E. Bensussen
	Title:	President

(Signature Page to Equity Purchase Agreement)

Bensussen Deutsch Holdings, Inc.

By:	/s/ Jacob B. Deutsch
	Name:	Jacob B. Deutsch
	Title:	Chief Executive Officer

By:	/s/ Eric E. Bensussen
	Name:	Eric E. Bensussen
	Title:	President

(Signature Page to Equity Purchase Agreement)

JACOB B. DEUTSCH

By:	/s/ Jacob B. Deutsch

(Signature Page to Equity Purchase Agreement)

ERIC E. BENSUSSEN

By:	/s/ Eric E. Bensussen

(Signature Page to Equity Purchase Agreement)

ACCO BRANDS USA LLC

By:	/s/ Boris Elisman
	Name:	Boris Elisman
	Title:	President and Chief Executive Officer

(Signature Page to Equity Purchase Agreement)

ACCO BRANDS CORPORATION

By:	/s/ Boris Elisman
	Name:	Boris Elisman
	Title:	President and Chief Executive Officer

(Signature Page to Equity Purchase Agreement)